                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 Schedule 14D-9
                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                               Telesciences, Inc.
                           (Name of Subject Company)

                               Telesciences, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.04 per share
                         (Title of Class of Securities)

                                   87951X202
                     (CUSIP Number of Class of Securities)

                               Andrew P. Maunder
                     President and Chief Executive Officer
                              4000 Midlantic Drive
                      Mount Laurel, New Jersey 08054-5476
                            Telephone: 856-866-1000
                            Facsimile: 856-866-2439
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                With a Copy to:

                             Jason M. Shargel, Esq.
                    Wolf, Block, Schorr and Solis-Cohen LLP
                                1650 Arch Street
                                   22nd Floor
                          Philadelphia, PA 19103-2097
                            Telephone: 215-977-2000
                            Facsimile: 215-977-2740

Item 1. Security and Subject Company.

  The name of the subject company is Telesciences, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 4000 Midlantic Drive, Mount Laurel, New Jersey 08054-5476. The title of the class of equity securities to which this statement relates is the common stock, par value $.04 per share, of the Company (the "Common Stock").

Item 2. Tender Offer of the Purchaser.

  This statement relates to a tender offer by EDB 4tel Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of EDB Business Partner ASA, a Norwegian limited company ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 25, 1999 (the "Schedule 14D-1"), to purchase all outstanding shares of Common Stock (the "Shares"), at a price of $8.79 per Share, net to the seller in cash, without interest (such price or any higher price that may be paid for each share in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which Letter of Transmittal, together with the Offer to Purchase, constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 19, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company, which, among other things, provides for (i) the making of the Offer by Purchaser, subject to the conditions set forth in the Offer to Purchase and to the conditions and upon the terms of the Merger Agreement, (ii) the subsequent merger of Purchaser with and into the Company (the "Merger"), (iii) the redemption of the Company's Series A Preferred Stock and (iv) the settlement of the Company's in-the-money stock options for an amount equal to the difference between the Offer Price and the applicable exercise price times the number of Shares subject to the applicable options. In the Merger, each share of Common Stock outstanding at the Effective Time (as defined below) (other than Shares held in the treasury of the Company or held by Purchaser or Parent or their subsidiaries, or Shares held by stockholders validly exercising appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the Offer Price.

  As set forth in the Schedule 14D-1, the principal executive offices of Purchaser and Parent are located at Ruselokkveien 6, N-0251 Oslo, Norway (Postal Address: Postboks 6798, St. Olavs Plass, N-0130 Oslo, Norway).

Item 3. Identity and Background.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Certain material contracts, agreements, arrangements and understandings between the Company or its affiliates and: (1) its executive officers, directors or affiliates or (2) the Purchaser, its executive officers, directors or affiliates, are described in the attached Annex II and are incorporated herein by reference or are set forth below.

  Annex II is being furnished to the Company's stockholders pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Purchaser's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company.

 Material Contracts Between the Company and its Executive Officers, Directors and Affiliates

  Employment and Related Agreements

  Andrew Maunder, Michael Moore, Frances Penfold, and Greg Fegley, executive officers of the Company, serve in their respective capacities pursuant to employment agreements. C. Thomas Faulders III, Chairman of the Board, is a party to a consultant agreement with the Company.

  In 1994, the Company and Mr. Maunder entered into an agreement regarding his employment with the Company, the principal terms of which were set forth in a definitive employment agreement executed on February 10, 1995. Pursuant to this agreement, the Company agreed to employ Mr. Maunder as Chief Executive Officer and President, subject to the right of the Company to terminate the employment relationship immediately for cause (as defined) or at any time without cause upon 12 months prior written notice. Mr. Maunder has the right to terminate the agreement upon 6 months prior notice to the Company. The agreement provides that the Company pay Mr. Maunder an annual base salary which is subject to an annual review, and which, as of April 1999, was adjusted to $191,937. Mr. Maunder is entitled to participate in an incentive bonus program pursuant to which cash payments are calculated based upon performance of the Company and upon individual performance targets and are subject to a maximum payment of 50% of his annual salary. The agreement also entitles Mr. Maunder to health and other insurance benefits. As part of his employment agreement, Mr. Maunder is required not to disclose any proprietary information at any time and agreed to non-competition and non-interference covenants that expire 12 months after the termination of his employment. Mr. Maunder's agreement also contains a covenant restricting him from soliciting the Company's customers for a period of 6 months after termination of his employment.

  In connection with the Offer and the Merger, the Company and Mr. Maunder agreed to amend Mr. Maunder's employment agreement to provide for the following: (i) upon the purchase by Purchaser of at least a majority of the Shares pursuant to the Offer (the "Completion of the Offer"), Mr. Maunder's employment with the Company will terminate and Mr. Maunder will be paid $100,000 in cash on such date and an additional $100,000 in twelve equal monthly installments commencing 30 days after the Completion of the Offer,
(ii) Mr. Maunder will be entitled to receive health and other insurance benefits provided to the Company's executive officers for a period of 12 months after the Completion of the Offer, and (iii) the period of certain non-competition and non-solicitation covenants contained in Mr. Maunder's current employment agreement will be lengthened from 6 months to 12 months.

  In May 1998, the Company and Mr. Moore entered into an agreement regarding his employment with the Company. Pursuant to this agreement, the Company agreed to employ Mr. Moore as Vice President, Business Development. In June 1998, Mr. Moore assumed the position of Executive Vice President of the Company. Mr. Moore's employment with the Company is subject to the right of the Company to terminate the relationship immediately for cause (as defined) or at any time without cause upon 6 months prior written notice. Mr. Moore has the right to terminate the agreement upon 3 months written notice to the Company. The agreement provides that Mr. Moore shall be paid an annual base salary of $140,000 that is subject to review by the Company on an annual basis. The agreement also entitles Mr. Moore to incentive compensation, health and other insurance benefits. Under the terms of the agreement, Mr. Moore received, pursuant to the Company's Stock Incentive Plan (the "Stock Incentive Plan"), options exercisable for ten years from the date of the grant, to purchase 14,250 Shares at a price of $16.00 per Share (after giving effect to the one-for-four reverse stock split of the Common Stock effective October 15,
1999). The options vest in three equal installments, at six months, one year and two years from the date of the grant. If Mr. Moore's employment with the Company is terminated, other than as a result of his breach of the employment agreement, the options will vest in full and be exercisable for 90 days following the termination. Pursuant to the Merger Agreement, all of these options will be terminated at the Effective Time without any payment in respect thereof. As part of the agreement, Mr. Moore is required not to disclose any proprietary information at any time and agreed to non-disclosure, non-interference, non-solicitation and non-competition covenants, which expire 24 months after termination of his employment.

  In May 1998, the Company and Ms. Penfold entered into an agreement regarding Ms. Penfold's employment with the Company. Pursuant to this agreement, the Company agreed to employ Ms. Penfold as Director of Special Projects. In September 1998, Ms. Penfold assumed the position of Vice President, Finance of the Company. Ms. Penfold's employment with the Company is subject to the right of the Company to terminate the relationship immediately for cause (as defined) or at any time without cause upon 3 months prior written notice. Ms. Penfold has the right to terminate the agreement upon 3 months written notice to the Company. The agreement provides that Ms. Penfold shall be paid an annual base salary which is subject to an annual review, and which, as of November 1998, was adjusted to $115,000. The agreement also entitles Ms. Penfold to incentive compensation, health and other insurance benefits. Under the terms of the agreement, Ms. Penfold received, pursuant to the Stock Incentive Plan, options exercisable for ten years from the date of the grant, to purchase 10,000 Shares at a price of $16.00 per Share (after giving effect to the one-for-four reverse stock split of the Common Stock effective October 15, 1999). The options vest in three equal installments, at six months, one year and two years from the date of the grant. If Ms. Penfold's employment with the Company is terminated, other than as a result of her breach of the employment agreement, the options will vest in full and be exercisable for 90 days following any such termination. Pursuant to the Merger Agreement, all of these options will be terminated at the Effective Time without any payment in respect thereof. As part of the agreement, Ms. Penfold is required not to disclose any proprietary information at any time and agreed to non-disclosure, non-interference, non-solicitation and non-competition covenants, which expire 6 months after termination of her employment.

  In July 1998, the Company entered into a Consultant Agreement with Mr. Faulders. Pursuant to the agreement, Mr. Faulders was retained as Chairman of the Company's Board, subject to the right of the Board to remove Mr. Faulders from his position as Chairman immediately with cause (as defined) or at any time without cause upon 3 months prior written notice. Mr. Faulders may terminate the agreement at any time upon 1 month written notice to the Company. The Company is not obligated to nominate or cause the election of Mr. Faulders as a director of the Company. Pursuant to the terms of the agreement, Mr. Faulders is required to devote such of his business time and attention, as is agreed from time to time, to the business and affairs of the Company. The agreement provides that Mr. Faulders shall be paid an annual consultant fee of $75,000 which was reduced to $37,500 in April 1999 pursuant to a mutual agreement between Mr. Faulders and the Company. On July 1, 1999 all payments due under the agreement ceased pursuant to a mutual agreement between Mr. Faulders and the Company. The agreement further provides that Mr. Faulders is eligible for participation in the Stock Incentive Plan as approved from time to time by the Board. As part of the agreement, Mr. Faulders has agreed to non-disclosure, non-interference, and non-competition covenants, which expire 12 months after the termination of the agreement. The agreement also contains a covenant restricting Mr. Faulders from soliciting the Company's customers for a period of 6 months after the termination of the agreement.

  In April 1999, the Company and Mr. Fegley entered into an agreement regarding Mr. Fegley's employment with the Company. Pursuant to this agreement, the Company agreed to employ Mr. Fegley as Vice President, Operations Support, subject to the right of the Company to terminate the relationship immediately for cause or at any time without cause upon 3 months prior written notice. Mr. Fegley has the right to terminate the agreement upon 3 months written notice to the Company. The agreement provides that Mr. Fegley shall be paid an annual base salary which is subject to annual review, and which, as of July 1999, was adjusted to $120,000. The agreement also entitles Mr. Fegley to incentive compensation, health and other insurance benefits. As part of the agreement, Mr. Fegley is required not to disclose any proprietary information at any time and agreed to non-disclosure, non-interference, non-solicitation and non-competition covenants, which expire 12 months after termination of his employment.

  William Rahe served as Executive Vice President, Engineering and Product Management of the Company until February 12, 1999. Pursuant to the terms of his employment agreement with the Company, Mr. Rahe is entitled to receive his annual compensation for a period of twelve months following his termination (other than for cause). Accordingly, Mr. Rahe is entitled to receive an annual salary of $162,000 until February 12, 2000. Upon leaving the Company, Mr. Rahe executed a Severance Agreement and General Release which generally provides for (i) the payment of severance payments until February 12, 2000, (ii) the continuation of Mr. Rahe's health and insurance benefits until February 12, 2000, (iii) the terms of Mr. Rahe's options to be modified so as to expire two years from the date that his employment with the Company terminates (other than as a result of disability or death), and (iv) the release and discharge of the Company and its affiliates, officers, directors, employees, attorneys, stockholders and agents and their respective successors and assigns (the "Releasees") from any and all actions, charges, causes of action or claims of any kind which Mr. Rahe, his heirs, agents, successors or assigns ever had or in the future may have against the Releasees.

Agreements with Option Holders

  As described below under "The Merger Agreement--Stock Options," pursuant to the terms of the Merger Agreement, holders of Options (as defined below) are entitled to receive, where the amount is positive ("in-the-money Options"), a cash payment from the Company in an amount equal to the product of (i) the Offer Price minus the exercise price per Share of the in-the-money Option and
(ii) the number of Shares covered by such in-the-money Option. The Company intends to enter into Option Agreements with its in-the-money Option holders to confirm that each such Option holder receives the treatment provided for in the Merger Agreement with respect to such in-the-money Options. The form of Option Agreement is filed as Exhibit 6 to this Schedule 14D-9. Effective as of the Effective Time, the Company will terminate those Options with an exercise price that is greater than the Offer Price.

Agreements With Affiliates

  The information set forth in Item 6(a)(2) below relating to the Exchange Agreement entered into between the Company, Security Services plc, and Securicor Communications Limited is incorporated herein by reference.

 Material Contracts Between the Company and Parent, their Executive Officers, Directors and Affiliates

 Introduction

  On October 19, 1999, Parent, Purchaser and the Company entered into the Merger Agreement, pursuant to which Purchaser has agreed to make the Offer. The Merger Agreement provides that, at the effective time of the Merger (the "Effective Time"), Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, Purchaser, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation (as defined in the Merger Agreement). The Certificate of Incorporation and Bylaws of Purchaser, as in effect immediately before the Effective Time, will be the Certificate of Incorporation and Bylaws of the Surviving Corporation.

  If required by applicable law, in order to consummate the Merger, the Company, acting through its Board, shall, subject to the Board's fiduciary duties under applicable law, take all necessary action pursuant to its Certificate of Incorporation and Bylaws to duly call, give notice of, convene and hold a special meeting (the "Special Meeting") of its stockholders as soon as practicable following the Completion of the Offer (provided that, if a Form 15 is promptly filed with the Securities and Exchange Commission (the "Commission") after such completion, the Board shall be entitled to delay giving notice until the registration of the Shares under the Exchange Act has been terminated, but not more than 100 days after the Completion of the Offer) for the purpose of considering and taking action upon the Merger Agreement. The Company shall also prepare and file with the Commission a proxy statement in accordance with all applicable requirements of the Exchange Act, if any.

  In addition, on October 19, 1999, Parent, Purchaser and certain senior executives of the Company entered into shareholder agreements (the "Shareholder Agreements") pursuant to which such executives have agreed to tender all Shares beneficially owned by them in the Offer.

  The following is a summary of certain provisions of the Merger Agreement, the Shareholder Agreements and the escrow agreement entered into between Parent, Purchaser, the Company and First Union National Bank (the "Escrow Agreement"), copies of which are included as exhibits to this Schedule 14D-9 by incorporation by reference to Exhibit 2 to the Company's Current Report on Form 8-K filed on October 20, 1999 and are incorporated herein by reference. Such summaries are qualified in their entirety by reference to the text of such agreements.

 The Merger Agreement

  The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn prior to the expiration date of the Offer (the "Expiration Date"). The obligation of Purchaser to accept for payment and pay for Shares tendered is subject to the Minimum Condition, which is the valid tender and non-withdrawal prior to the Expiration Date of that number of Shares which when added to any Shares then beneficially owned by Parent represent at least a majority of the total number of the outstanding Shares, and to the satisfaction of the other conditions described in Annex A to the Merger Agreement. The Merger Agreement provides that Purchaser may not, without the prior written consent of the Company, (i) decrease the Offer Price with respect to any Shares, (ii) decrease the number of Shares to be purchased in the Offer, (iii) change the form of consideration payable in the Offer,
(iv) add to or change the conditions to the Offer set forth in Annex A to the Merger Agreement, (v) waive the Minimum Condition or (vi) make any other change in the terms or conditions of the Offer; provided that, if the Merger Agreement shall not have been terminated in accordance with the terms of the Merger Agreement, if the conditions set forth in Annex A to the Merger Agreement are not satisfied or, to the extent permitted by the Merger Agreement, waived by Purchaser as of the date the Offer would otherwise have expired, then, except to the extent that such conditions are incapable of being satisfied, Purchaser will extend the Offer from time to time until the earlier of the consummation of the Offer or the date which is twenty (20) business days from the initial Expiration Date of the Offer (such date, the "Final Date"). The Merger Agreement further provides that Purchaser shall, subject to the terms and conditions of the Offer, accept for payment Shares validly tendered and not withdrawn prior to the Expiration Date as soon as it is legally permitted to do so under applicable law; provided, however, that Purchaser shall be entitled to extend the Offer one or more times beyond the Final Date for an aggregate period of up to ten (10) business days if on the Final Date the conditions to the Offer set forth in Annex A to the Merger Agreement have been satisfied or waived, but there shall not have been tendered that number of Shares which would equal at least ninety percent (90%) of the issued and then outstanding Shares. Purchaser is obligated to consummate the Offer immediately upon reaching such ninety percent (90%) threshold. The Company has agreed that it will not tender, and will not permit any of its subsidiaries to tender, any Shares held by it or any such subsidiary pursuant to the Offer.

  Conditions to the Merger. The Merger Agreement provides that the obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction of certain conditions, including the following:

  . the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company at the Special Meeting by the requisite vote in accordance with applicable law, if such vote is required by applicable law;

  . all regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof, if any, shall have expired;

  . no statute, rule or regulation shall have been enacted or promulgated by any governmental authority which prohibits the consummation of the Merger;

  . there shall be no order or injunction of a United States Federal or state court of competent jurisdiction (each party agreeing to use its reasonable efforts to have any such order reversed or injunction lifted) in effect precluding consummation of the Merger; and

  . Purchaser shall have purchased the Shares pursuant to the Offer;
    provided, however, that this condition shall be deemed satisfied with respect to Parent and Purchaser if Purchaser's failure to purchase Shares pursuant to the Offer results from a breach of Parent's or Purchaser's obligations under the Merger Agreement.

  Board Recommendation. The Company represents in the Merger Agreement that the Board has (1) determined that the terms of the Offer and the Merger are advisable, fair to and in the best interests of, the stockholders of the Company, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The Company has agreed to file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 containing such recommendations, subject to certain conditions.

  Termination of the Merger Agreement. The Merger Agreement may be terminated and the Merger may be abandoned at any time notwithstanding approval thereof by the stockholders of the Company, but prior to the Effective Time:

  (a) by mutual consent of Parent and the Company;

  (b) by Parent or Purchaser, if an occurrence or circumstance (except where Parent's or Purchaser's failure to fulfill any of their respective obligations under the Merger Agreement is the cause of or resulted in such occurrence or circumstance or except where there has been a material breach of any representation or warranty on the part of Parent or Purchaser which has not been cured) has rendered the conditions set forth in Annex A of the Merger Agreement incapable of being satisfied, and (i) Purchaser shall have failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (ii) the Offer shall have been terminated or shall have expired without Purchaser having purchased any Shares pursuant to the Offer or (iii) Purchaser shall have failed to pay for Shares pursuant to the Offer prior to the Final Date;

  (c) by either Parent or the Company if any court of competent jurisdiction or other governmental body within the United States shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that a termination of the Merger Agreement by the Company pursuant to this paragraph (c) after the Board Transition Date (as defined below) shall require the affirmative vote of a majority of the Board and a majority of the Independent Directors (as defined below);

  (d) by Parent or Purchaser prior to the purchase of Shares pursuant to the Offer, if:

    (i) Purchaser shall discover that any representation or warranty made by the Company in the Merger Agreement is untrue at the time such representation or warranty was made or (except for those representations and warranties made as of a particular date which need only be true and correct as of such date) shall not be true and correct as of the date of consummation of the Offer, except where the failure to be so true and correct would not have a Material Adverse Effect (as defined in the Merger Agreement), provided that, if any such failure to be so true and correct is capable of being cured prior to the Final Date, then Parent and Purchaser may not terminate the Merger Agreement under this paragraph (d) until the Final Date;

    (ii) there shall have been a breach of any covenant or agreement on the part of the Company under the Merger Agreement resulting in a Material Adverse Effect which shall not be capable of being cured prior to the Final Date;

    (iii) the Board (x) fails to recommend approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company or withdraws or amends or modifies in a manner adverse to Parent and Purchaser its recommendation or approval in respect of the Merger Agreement, the Offer or the Merger, (y) makes any recommendation with respect to an Alternative Acquisition (as defined below) other than a recommendation to reject such Alternative Acquisition or (z) publicly announces its intention to enter into an Alternative Acquisition; or

    (iv) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer at least a majority of the then outstanding Shares, and on or prior to such date a person shall have made a written proposal to the Company and not withdrawn such proposal for an Alternative Acquisition;

  (e) by the Company, if:

    (i) the Company discovers that any representation or warranty made by Parent or Purchaser in the Merger Agreement is untrue at the time such representation or warranty was made or (except for those representations and warranties made as of a particular date which need only be true and correct as of such date) shall not be true and correct as of the date of consummation of the Offer, except where the failure to be so true and correct would not materially adversely effect (or materially delay) the consummation of the Offer or the Merger, provided that if any such failure to be so true and correct is capable of being cured prior to the Final Date, then the Company may not terminate the Merger Agreement under this paragraph (e) until the Final Date and unless at such time the matter has not been cured;

    (ii) there shall have been a material breach of any covenant or agreement in the Merger Agreement on the part of Parent or Purchaser which materially adversely effects (or materially delays) the consummation of the Offer or the Merger which shall not be capable of being cured prior to the Final Date;

    (iii) prior to the acceptance of any Shares pursuant to the Offer and the Company is in compliance with the non-solicitation provisions described below, such termination is necessary to allow the Company to enter into a binding written agreement with respect to a Superior Proposal (as defined below);

provided, however, that a termination of the Merger Agreement by the Company pursuant to paragraphs (e)(i) or (ii) above after the Board Transition Date shall require the affirmative vote of a majority of the Board and a majority of the Independent Directors; or

  (f) by the Company, if there shall not have been a material breach of any representation, warranty, covenant or agreement on the part of the Company which has not been cured and (i) Purchaser shall have failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (ii) the Offer shall have been terminated or shall have expired without Purchaser having purchased any Shares pursuant to the Offer or (iii) Purchaser shall have failed to pay for Shares pursuant to the Offer prior to the Final Date.

  An "Alternative Acquisition" is the possible acquisition of the Company (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its capital stock or assets (with any such efforts by any such person, including a firm proposal to make such an acquisition).

  A "Superior Proposal" is an unsolicited proposal by any person, entity or group delivered to the Company, prior to the consummation of the Offer and in writing, for an Alternative Acquisition which is not subject to any financing contingency, which the Board by a majority vote in its good faith judgment (after consultation with its independent financial advisor) determines is reasonably likely to be consummated and if consummated will be more favorable, from a financial point of view, to the holders of the Shares than the transactions contemplated by the Merger Agreement.

  Termination Fees and Expenses. The Merger Agreement provides that the Company will pay, or cause to be paid, to Parent $400,000 as a termination fee within two business days after the date of termination if (i) the Company terminates the Merger Agreement in accordance with the provision described in paragraph (e)(iii) under "Termination of the Merger Agreement" above, or (ii) Parent or Purchaser terminates the Merger Agreement in accordance with the provisions described in paragraph (d)(iii) under "Termination of the Merger Agreement" above, at any time after a proposal for an Alternative Acquisition has been made. The Company will also pay or cause to be paid, to Purchaser the Purchaser Expenses (as defined below) upon demand if Parent or Purchaser terminates the Merger Agreement in accordance with the provision described in paragraph (d)(i) or (d)(ii) under "Termination of the Merger Agreement" above. "Parent Expenses" shall mean reasonable and reasonably documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent and its subsidiaries in connection with the Offer and the Merger or the consummation of any of the transactions contemplated by the Merger Agreement; provided, that in no event shall Parent Expenses exceed $100,000 (which $100,000 limit shall not apply in the event of a breach by the Company of the Merger Agreement).

  The Merger Agreement also provides that Parent will pay, or cause to be paid, to the Company the Company Expenses (as defined below) upon demand if the Company terminates the Merger Agreement in accordance with the provision described in paragraph (e)(i), (e)(ii) or (f)(i) under "Termination of Merger Agreement" above. "Company Expenses" shall mean reasonable and reasonably documented out-of-pocket fees and expenses incurred or paid by or on behalf of the Company in connection with the Offer and the Merger or the consummation of any of the transactions contemplated by the Merger Agreement; provided, that in no event shall Company Expenses exceed $100,000. The foregoing does not, however, limit the Company's right to pursue remedies for breach of the Merger Agreement.

  In addition, no fee or expense reimbursement will be paid to any party who is in material breach of its obligations under the Merger Agreement.

 Covenants

  Conduct of Business by the Company. The Company has agreed that, except as contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to such time at which directors of the Company affiliated with or designated by Parent or Purchaser shall constitute a majority of the Board (such time, the "Board Transition Date"), the Company and its subsidiaries will each conduct its operations according to its ordinary and usual course of business, substantially consistent with past practice.

  Without limiting the generality of the foregoing, and except as otherwise contemplated by the Merger Agreement, neither the Company nor any of its subsidiaries will, prior to the Board Transition Date, without the prior written consent of Parent:

    (i) issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (A) additional shares of capital stock of any class of the Company, or securities convertible into any such shares, or any rights, warrants or options to acquire any such shares or other convertible securities, other than such issuance of Shares pursuant to the exercise of options outstanding on the date hereof, and other than the issuance of Shares in connection with the Company's employee stock purchase plan, or
  (B) any other securities in respect of, in lieu of or in substitution for, Shares outstanding on the date of the Merger Agreement,

    (ii) purchase or otherwise acquire, or propose to purchase or otherwise acquire, any outstanding Shares,

    (iii) declare or pay any dividend or distribution on any shares of its capital stock,

    (iv) propose or adopt any amendments to its Amended and Restated Certificate of Incorporation, as amended, or Amended and Restated Bylaws, or

    (v) agree in writing or otherwise to take any of the foregoing actions or any action which would prevent the conditions to Purchaser's obligation to purchase Shares under the Offer or Parent's and Purchaser's obligation to consummate the Merger from being satisfied; provided, however, that the Company shall be permitted to accelerate the vesting schedule of all outstanding Options. The Company shall, through its Board or any committee thereof, terminate the Company's Employee Stock Purchase Plan so that no Shares shall be issued thereunder subsequent to the date of the Merger Agreement.

  Indemnification and Insurance. In the Merger Agreement, Parent and Purchaser have agreed that all rights to indemnification existing in favor, and all limitations on the personal liability of, each present and former director, officer, employee or agent of the Company or any of its subsidiaries or a director, officer, employee, agent or trustee of any employee benefit plan for employees of the Company or any of its subsidiaries, and each person who is or was then serving in any such capacity (or any person who is or was then serving any other corporation or entity in any such capacity at the request of the Company) (individually, an "Indemnified Party" and collectively, the "Indemnified Parties") provided for in the Company's Amended and Restated Certificate of Incorporation, as amended, or Amended and Restated Bylaws or similar organizational documents of any Company subsidiary as in effect on the date of the Merger Agreement with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim for indemnification for losses, damages or liabilities of any kind or nature incurred (an "Indemnifiable

Claim") which is asserted or made within such period shall continue until the final disposition of such claim. The Merger Agreement further provides that Parent has agreed that it shall indemnify any Indemnified Party in respect of any Indemnifiable Claim to the extent that the Company does not promptly indemnify such party for an Indemnifiable Claim.

  The Merger Agreement provides that Parent and the Surviving Corporation shall cause to be put into effect by the completion of the Offer, with a carrier satisfactory to the Board on the date of the Merger Agreement, directors' and officers' liability insurance covering each Indemnified Party who is currently covered by the Company's directors' and officers' liability insurance with respect to claims arising from facts or events which occurred at or prior to the Effective Time, which insurance shall remain in effect for a period of at least six (6) years after the Effective Time and which shall be no less favorable than such insurance maintained in effect by the Company on the date of the Merger Agreement in terms of coverage and amounts; provided that, in no event shall the Surviving Corporation be required to make annual premium payments for such insurance in excess of $150,000.

  Other Covenants. The Merger Agreement further provides that, except as set forth on the Disclosure Schedule or contemplated by the Merger Agreement, from the date of the Merger Agreement to the Board Transition Date, (i) the Company will not, and will not permit any of its subsidiaries to, merge or consolidate with any other person or acquire a material amount of stock or assets of any other person; (ii) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of any material subsidiary or material amount of assets, securities or property except (A) pursuant to existing contracts or commitments and (B) in the ordinary course consistent of business with past practice; (iii) the Company will (and will cause its subsidiaries to) use reasonable efforts not to, (A) take any action that (x) would make any representation and warranty of the Company in the Merger Agreement that is qualified by materiality or Material Adverse Effect inaccurate in any respect at, or as of any time prior to, the Effective Time or (y) would make any representation or warranty of the Company in the Merger Agreement that is not so qualified to be inaccurate in any material respect at, or as of any time prior to, the Effective Time or (B) omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect or material respect, as the case may be, at any such time; (iv) the Company will not, and will not permit any of its subsidiaries to, sell, transfer, license, sublicense or otherwise dispose of any material intellectual property rights (other than in the ordinary course of business consistent with past practice) or amend or modify any existing agreements with respect to any material intellectual property rights or third party intellectual property rights; (v) the Company will not, and will not permit any of its subsidiaries to, (A) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any other person (other than (x) for an amount not exceeding $4,000,000 in the aggregate, or make any loans, advances, or capital contributions to, or investments in, any other person, (B) enter into or amend any contract or agreement other than in the ordinary course of business consistent with past practice, (C) authorize or make any capital expenditures or purchases of fixed assets that are not currently budgeted and that in the aggregate exceeds $1,000,000, (D) terminate any material contract to which the Company is a party or amend in any material respect any such material contract or (E) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by the Merger Agreement; (vi) the Company will not, and will not permit any of its subsidiaries to, take any action, other than as required by generally accepted accounting principles, to change accounting policies or procedures or cash maintenance policies or procedures (including, without limitation, procedures with respect to revenue recognition, capitalization of development costs, payments of accounts payable and collection of accounts receivable);
(vii) the Company will not, and will not permit any of its subsidiaries to, make any tax election not required by law and inconsistent with past practice or settle or compromise any tax liability, except to the extent the amount of any such settlement or compromise has been reserved for on the consolidated financial statements contained in the Company's filings with the Commission,
(viii) the Company will not, and will not permit any of its subsidiaries to, pay, discharge, settle, or satisfy any lawsuits, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against on the Company's unaudited estimated September 30, 1999 balance sheet which was provided to Parent and Purchaser or incurred in the ordinary course of business consistent with past practice or other payments, discharges or satisfactions which in the aggregate do not exceed $1,000,000 or waive the benefits of, or agree to modify in any manner, any confidentiality or standstill agreement.

  No Solicitation. The Merger Agreement provides that, until the earlier of the Board Transition Date or the termination of the Merger Agreement, the Company will not directly or indirectly (i) solicit, engage in discussions or negotiate with any person (whether such discussions or negotiations are initiated by the Company or otherwise) or take any other action intended or designed to facilitate the efforts of any person (other than Parent) relating to the possible acquisition of the Company (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its capital stock or assets, (ii) provide information with respect to the Company to any person, other than Parent, relating to a possible Alternative Acquisition by any person, other than the Parent, (iii) enter into an agreement with any person, other than Parent, providing for a possible Alternative Acquisition, or (iv) make or authorize any statement, recommendation or solicitation in support of any possible Alternative Acquisition by any person, other than by Parent.

  The Merger Agreement provides that the Company shall and shall cause its representatives to, cease immediately and cause to be terminated all activities, discussions and negotiations, if any, conducted prior to the date of the Merger Agreement with respect to any Alternative Acquisition. Notwithstanding the foregoing, prior to the consummation of the Offer, the Company may participate in discussions or negotiations with, and furnish non-public information, and afford access to the properties, books, records, officers, employees and representatives of the Company to any person, entity or group if such person, entity or group has delivered a Superior Proposal to the Company. In the event the Company receives a Superior Proposal, nothing contained in the Merger Agreement will prevent the Board from executing or entering into an agreement relating to such Superior Proposal and recommending such Superior Proposal to its stockholders; in such case, the Board may withdraw, modify or refrain from making its recommendation of the Offer and the Merger; provided, however that the Company (i) shall have promptly notified Parent, and in any event within 24 hours, of any proposal for an Alternative Acquisition received by, any such information requested from, or any such negotiations or discussions sought to be initiated or recommended with, the Company or any of its subsidiaries, indicating, in connection with such notice, the name of the person making the proposal for an Alternative Acquisition or taking such action and, in reasonable detail, the significant terms of any such proposal for an Alternative Acquisition and including with such notice any documentation relating to such Alternative Acquisition, (ii) shall provide Parent at least two business days prior written notice of the Company's intention to execute or enter into an agreement relating to such Superior Proposal and (iii) may only terminate the Merger Agreement by written notice to Parent, provided no sooner than two business days after Parent's receipt of a copy of such Superior Proposal (or a detailed description of the significant terms and conditions thereof).

  Control of Board of Directors. The Merger Agreement provides that, subject to the requirements of applicable law, promptly upon the purchase of not less than a majority of the outstanding Shares by Purchaser pursuant to the Offer and from time to time thereafter, subject to Section 1.03(c) of the Merger Agreement (relating to the appointment of Independent Directors), Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number plus one, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board, after giving effect to such representation, and the percentage that such number of Shares so purchased bears to the total number of issued and outstanding Shares, and the Company shall use its reasonable efforts to, upon request by Purchaser, promptly, at the Company's election, either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board and shall cause Purchaser's designees to be so elected, but in no event less than a majority of directors. At such times the Company will use its reasonable efforts to cause individuals designated by Purchaser to constitute the same percentage as is on the Board of (i) each committee of the Board (other than any committee of the Independent Directors), (ii) each board of directors of each subsidiary of the Company designated by Purchaser and
(iii) each committee of each such board.

  The Merger Agreement provides that the Company's obligation to appoint designees to the Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company agreed to promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this provision of the Merger Agreement and to include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1. Parent or Purchaser will supply to the Company in writing and be solely responsible for any information with respect to any of them and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

  Pursuant to the Merger Agreement, after the time that Purchaser's designees constitute at least a majority of the Board and until the Effective Time, the Board shall always have at least two members (the "Independent Directors") who are neither officers of Parent nor designees, stockholders or affiliates of Parent or Parent's affiliates. During such period, any (i) amendment or termination of the Merger Agreement, (ii) extension of time for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights under the Merger Agreement, or (iii) action by the Company with respect to the Merger Agreement and the transactions contemplated thereby which adversely effects the interests of the stockholders of the Company, shall require the approval of a majority of the Independent Directors in addition to any required approval thereof by the full Board.

  Stock Options. Pursuant to the Merger Agreement, on the latest of (i) the Completion of the Offer, (ii) the first business day of January 2000 and (iii) the earlier of (A) 30 days after termination notice is given in accordance with the terms of the plan governing the Options (as defined below) and (B) the date that the Option holder agrees to the treatment provided in Section
2.08 of the Merger Agreement, each holder of then outstanding options to purchase Shares granted by the Company (whether or not then currently exercisable) (the "Options") will be entitled to receive, and shall receive, at the sole election of the holder of such Option in settlement of each Option where the amount set forth in clause (i) below is a positive amount, a cash payment from the Company in an amount equal to the product of (i) the Offer Price minus the exercise price per Share of the Option and (ii) the number of Shares covered by such Option. Such payment shall be reduced by any applicable withholding taxes. The Company, acting through its Board or any committee thereof, has the right at any time or from time to time following the execution of the Merger Agreement to accelerate and vest, in full or in part, any and all Options not currently exercisable in full. Effective as of the Effective Time, the Company, acting through its Board or a committee thereof, shall terminate those Options with an exercise price that is greater than the Offer Price. Under the terms of the Stock Incentive Plan, the Board or a committee thereof has the authority to take such actions without the consent of the Option holders provided it has given 30 days notice to the Option holders.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company as to, among other things, organization, capitalization, subsidiaries, compliance with laws and court orders, absence of certain changes since June 30, 1999, undisclosed liabilities, public filings, consents and approvals, litigation, title to properties, benefit plans, taxes, and patents, trademarks and trade names. In addition, Parent and Purchaser have represented as to, among other things, organization and good standing, corporate authorizations, consents and approvals and ownership of Shares.

 Shareholder Agreements

  On October 19, 1999, Parent, Purchaser and each of Michael Moore ("Moore") and Frances Penfold ("Penfold") entered into a shareholder agreement (collectively the "Shareholder Agreements"). Pursuant to the terms of the Shareholder Agreements, at least two (2) business days prior to the consummation by Purchaser of the Offer, Moore and Penfold shall tender to the Depositary (i) letters of transmittal with respect to an aggregate of 198,597 Shares (which includes in-the-money Options to purchase 1,875 Shares held by Penfold) (the "Executive Shares") and any other Shares held by Moore and Penfold, (ii) the certificates representing the Executive Shares, and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer to Purchase. The Shareholder Agreements provide that Moore and Penfold may decline to tender, or may withdraw, any and all Executive Shares or other Shares held by them if Purchaser amends the Offer Price to less than $8.79 per Share, reduces the number of Shares subject to the Offer, changes the form of consideration payable in the Offer in a manner adverse to the stockholders of the Company (other than insignificant changes or amendments or other than to waive any conditions). Moore and Penfold are required to give Purchaser at least two (2) business days prior notice of any withdrawal of the Executive Shares. The Shareholder Agreements further provide that, so long as the Merger Agreement is in effect, or Purchaser notifies Moore or Penfold of its intent to continue the Offer or a revised Offer within two (2) business days after the date of termination of the Merger Agreement, Moore and Penfold will (i) vote all Executive Shares now or hereafter owned by them or execute a consent or proxy, and not revoke any proxy, vote or a consent, in favor of the Merger Agreement, the Merger and the transactions contemplated thereby, and (ii) oppose any Alternative Acquisition and vote all Executive Shares now or hereafter owned by them, or execute a consent or proxy, against any Alternative Acquisition.

 Escrow Agreement

  On October 19, 1999, Parent, Purchaser, the Company and First Union National Bank (the "Escrow Agent") entered into an Escrow Agreement pursuant to which Purchaser agreed to deposit into escrow a sufficient amount of funds necessary to (i) make the cash payments contemplated by the Merger Agreement in connection with the Offer, (ii) make the cash payments contemplated by the Merger Agreement with respect to the settlement of Options to purchase Shares granted by the Company and (iii) redeem the outstanding shares of Series A Preferred Stock of the Company for cash in accordance with the terms of the Certificate of Designation. On October 21, 1999, Parent deposited $13,655,445 into escrow pursuant to the Escrow Agreement. The funds may only be released from escrow pursuant to the joint written instructions of the Company and Purchaser. The Company, Parent and Purchaser have provided customary indemnifications to the Escrow Agent against any losses, liabilities, expenses, claims or demands arising out of or in connection with the performance of its obligations under the Escrow Agreement.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Board of Directors.

  At a meeting held on October 18, 1999, the Board (i) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Offer and the Merger are advisable, fair to, and in the best interests of, holders of Shares and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. There were no dissents or abstentions, but one director was unable to participate because he was not in the country. Accordingly, the Board recommends that holders of Shares tender their Shares pursuant to the Offer.

  (b) (1) Background.

  The Company designs, manufactures and markets systems for billing data collection, transaction data management, revenue assurance and fraud management to telecommunications service providers. Following a period of revenue growth between 1994 and 1996, the Company has since seen a reduction in revenues, as well as a period of operating losses, causing a reduction in the Company's cash reserves. These adverse operating developments have resulted from, among other factors, lower sales volumes from the Company's larger domestic customers related largely to their internal Year 2000 preparations; international deregulation and privatization activity that has reduced or delayed orders; and the Asia Pacific economic crisis that limited the Company's access to this market resulting in lower than expected sales volumes.

  In early 1999, the management of the Company analyzed the market opportunities open to it. This resulted in a discussion at a meeting of the Board on March 23, 1999 regarding the Company's strategic options. At that meeting, the Board resolved that the Company should engage a financial advisor to help it to review these options, and on April 26, 1999, the Company signed a letter agreement (the "Engagement Letter") with Brooks,

Houghton Securities, Inc. ("Brooks, Houghton") to act as its financial advisor. Subsequent to its engagement, Brooks, Houghton has worked closely with the Company and has approached over 60 companies with regard to a possible strategic transaction involving the Company. A limited number of these companies executed confidentiality agreements with the Company and received certain non-public information. Although the Company did not enter into any other agreements with any such companies, the Company did have non-binding discussions regarding valuation of the Company with certain of these companies.

  In August 1999, Parent became aware that the Company was pursuing strategic alternatives and arranged to have a meeting with Michael Moore, Executive Vice President of the Company during an upcoming trip of Mr. Moore's in Romania. In preparation for that meeting, on August 26, 1999, John Freeman, Executive Director of Brooks, Houghton, sent Mr. Asbjorn Eide, Chief Executive Officer of EDB 4tel, a division of Parent ("EDB 4tel"), a confidentiality letter agreement which was signed and returned. Mr. Freeman then provided Mr. Eide with certain non-public information about the Company.

  On August 31, 1999, Mr. Eide met with Michael Moore in Bucharest, Romania. At the meeting, the parties exchanged general industry and company information, including an introduction of their businesses and an explanation of their current and future growth strategies. At the conclusion of the meeting, Mr. Eide expressed to Mr. Moore Parent's possible interest in acquiring the Company.

  On September 14 and 15, 1999, at the Company's executive offices in Mt. Laurel, New Jersey, and on September 16, 1999, in San Diego, California, Mr. Eide and a team of EDB 4tel employees met with the Company's executive management to discuss the opportunities available to their respective companies which could result from a business combination.

  During the week of September 27, 1999, EDB 4tel executives conducted interviews with certain customers of the Company.

  On September 29, 1999, the Board of Directors of Parent met to consider the proposed acquisition by Parent of the Company, and approved such acquisition at a price of not more than an aggregate of $8.5 million for all of the outstanding shares of the Company. The preceding sentence and other descriptions contained in this Section relating to the meetings of Parent's Board of Directors are based on information provided by Parent. Subsequently, Mr. Eide contacted executives of Securicor Communications Limited ("Securicor"), the Company's largest stockholder, and made an offer to buy Shares owned by Securicor for a purchase price of $2.40 per Share. No response was provided by Securicor to Parent's offer.

  On October 1, 1999, Parent provided a preliminary expression of interest in acquiring the Company at an approximate valuation of $8.5 million. The Company and Brooks, Houghton advised Parent that interest had been expressed by other third parties in acquiring the Company based on a substantially higher valuation.

  Between October 6, 1999 and October 13, 1999, there were occasional informal communications between representatives of Parent and the Company in which the possibility of an offer by Parent based on a higher valuation, as well as the structure and timing of such an offer, were discussed.

  On October 12, 1999, Mr. Moore met with Mr. Eide in Oslo, Norway and continued discussions regarding Parent's interest in acquiring the Company based on a higher valuation.

  On October 14, 1999, the Board of Directors of Parent met to consider increasing the purchase price of the proposed acquisition by Parent of the Company, and approved such increase to a price of not more than an aggregate of $13.65 million for all of the outstanding shares of capital stock of the Company. Subsequently, Parent sent a letter to Andrew P. Maunder, President and Chief Executive Officer of the Company, indicating that Parent was prepared to make an offer of $13.65 million for all of the shares of the Company if the Company would negotiate exclusively with Parent through October 17, 1999.

  On October 14, 1999, the Board met to consider the letter from Parent and authorized the Company's management to enter into negotiations with Parent.

  On October 14, 1999, the Company's legal counsel sent a draft of a proposed Merger Agreement to legal counsel for Parent. On October 15, 1999, representatives of Parent flew to Philadelphia in preparation for negotiations to commence on October 16, 1999.

  On October 16, 1999, executives of Parent met with executives of the Company and the Company's financial advisor to discuss the terms of a proposed transaction. That same day, Parent's legal counsel provided comments on the Merger Agreement to the Company's legal counsel. Those comments were discussed pursuant to a telephonic conference call that included executives and legal counsel of Parent and the Company, and representatives of the Company's financial advisor.

  Negotiation of the Merger Agreement was ongoing from October 16, 1999 through October 18, 1999. On October 17, 1999, the Board held a special meeting at which the Board was informed as to the status of negotiations. The Board authorized the Company's representatives to continue negotiations at a purchase price at or above $13.65 million.

  By the morning of October 18, 1999, the Company's and Parent's representatives reached agreement on all aspects of the Merger Agreement. A special meeting of the Board was held on the afternoon of October 18, 1999, prior to which substantially final drafts of the Merger Agreement and the fairness opinion prepared by Brooks, Houghton were distributed. At the meeting, the Company's President reported on the status of negotiations with Parent. The Company's legal counsel made a presentation regarding the Board's fiduciary duties when considering the sale of the Company and then summarized the terms and conditions of the Merger Agreement. A representative of Brooks, Houghton then rendered its oral opinion that the consideration to be received by the Company's common stockholders in the Offer and the Merger, at $8.79 per share, was fair, from a financial point of view, to the Company's common stockholders and gave a presentation on the basis of that opinion. Following discussion of the Offer and the Merger, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and that the stockholders of the Company approve and adopt the Merger Agreement. There were no dissents or abstentions, but one director was unable to participate because he was not in the country.

  As of Tuesday, October 19, 1999, the parties executed and delivered the Merger Agreement. On the morning of Tuesday, October 19, 1999, Parent and the Company publicly announced that they had entered into the Merger Agreement.

  On October 25, 1999, Purchaser commenced the Offer.

  (2) Reasons for the Recommendation.

  In making the determinations and recommendations set forth in subparagraph
(a) above, the Board considered a number of factors, including without limitation the following:

    (i) information with regard to the financial condition, results of operations, business and prospects of the Company as well as current economic and market conditions (including current conditions in the market segments in which the Company competes);

    (ii) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including its financing requirements, its ability to increase revenues, and the nature of its competitive position in its markets;

    (iii) the extensive process undertaken by Brooks, Houghton on behalf of the Company to identify companies that might be interested in a strategic transaction involving the Company and the fact that the Company had, on June 30, 1999, publicly announced its interest in engaging in a strategic transaction;

    (iv) the valuations at which other companies had discussed, on a non-binding basis, a possible acquisition of the Company;

    (v) the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations and the proposed structure of the Offer and Merger involving a cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling all holders of the Shares to obtain cash for their Shares at the earliest practicable time;

    (vi) the high likelihood that the proposed acquisition would be consummated, in light of the facts that the Offer and Merger are not subject to any financing contingencies and that the entire $13.65 million required to complete the Offer and the Merger, as well as redeem the Series A Preferred Stock and settle the in-the-money Options, were to be placed into escrow;

    (vii) the historical and recent market prices for the shares and the fact that the Offer Price of $8.79 per Share represented a premium of approximately 180% over the $3.125 closing sales price for the Shares as quoted on the Nasdaq SmallCap Market on October 18, 1999, the last trading day before the execution of the Merger Agreement was announced;

    (viii) the presentation of Brooks, Houghton at the October 18, 1999 meeting of the Board and the opinion of Brooks, Houghton that, based upon and subject to assumptions, limited procedures and other limitations set forth therein, the Offer Price to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view. The opinion dated October 19, 1999 is attached as Annex I hereto and is incorporated herein by reference. Holders of Shares are encouraged to read the opinion in its entirety.

  The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

Item 5. Persons Retained, Employed or to be Compensated.

  Brooks, Houghton was engaged by the Company pursuant to the terms of the Engagement Letter to advise the Company with respect to a possible Transaction (as defined in the Engagement Letter) and to undertake an analysis to enable Brooks, Houghton to provide an opinion to the Board as to the fairness to the Company or its stockholders, from a financial point of view, of the consideration to be received by the Company or its stockholders in any proposed Transaction. The Company agreed to pay Brooks, Houghton the following fees:

    (i) a retainer fee of $10,000 per month, payable monthly in advance;

    (ii) a contingent fee equal to $200,000 plus 1.0% of the Transaction Amount (the total consideration paid or contributed for (a) the net assets, or existing and any newly issued stock of the Company, plus (b) the amount of any debt assumed, acquired, or remaining outstanding) in excess of $10 million contingent upon the consummation of the transaction (the contingent fee payable to Brooks, Houghton pursuant to this clause (ii) is expected to be approximately $262,000); and

  (iii) a fee of $45,000, for conducting a study of the financial terms of the Transaction and furnishing its findings to the Board and a fee of $5,000 upon the furnishing of Brooks, Houghton's written opinion.

  The Company has also agreed to reimburse Brooks, Houghton for all reasonable out-of-pocket expenses, including expenses for travel, outside counsel and other services, incurred by Brooks, Houghton in connection with the engagement. In addition, the Company is responsible for the payment of fees, expenses and deposits that are required by accountants, attorneys, appraisers and lenders in the course of the Transaction and has agreed to indemnify Brooks, Houghton for certain liabilities in connection with the engagement.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

Item 6. Recent Transactions and Intent with Respect to Securities.

  (a) (1) On October 14, 1999, the stockholders of the Company approved an amendment to the Company's Certificate of Incorporation to effect a one-for-four reverse stock split of the shares of Common Stock of the Company issued and outstanding, or held as treasury shares (the "Reverse Stock Split"). The effect of the Reverse Stock Split was to increase the par value of the Common Stock to $.04 per share from $.01 per share but did not change the number of authorized shares of Common Stock. The Reverse Stock Split became effective on October 15, 1999 upon the filing with the Secretary of State of the State of Delaware of a Certificate of Amendment of the Company's Certificate of Incorporation.

(2) On September 30, 1999, the Company entered into an agreement (the "Exchange Agreement") with Security Services plc, a company organized under the laws of England and Wales ("Security Services"), and Securicor Communications Limited, a company organized under the laws of England and Wales, and an indirect subsidiary of Security Services (the "Subsidiary"), whereby, on that date, the Subsidiary surrendered to the Company 3,476,900 shares of Common Stock of the Company before adjustment for the Reverse Stock Split in exchange for an equal number of shares of the Company's Series A Preferred Stock (the "Preferred Stock"). In connection therewith, the Subsidiary also delivered and executed an irrevocable proxy to vote in favor of an amendment to the Company's Certificate of Incorporation to effect the Reverse Stock Spilt, which amendment was approved by the stockholders of the Company at a special meeting of the stockholders held on October 14, 1999 and became effective on October 15, 1999. In addition, Security Services agreed to maintain the validity of a letter of credit which it previously issued securing the Company's obligations under its bank credit facility upon the terms and conditions as are currently operative (except that the amount of the letter of credit may be reduced from $3.0 million to $2.0 million after June 30, 2000) until the earlier of December 31, 2000 or the completion of (a) a sale by the Company of all, or substantially all, of the assets of the Company; (b) the merger of the Company with or into another entity; or (c) a tender offer accepted by the holders of at least a majority of the Company's then outstanding Common Stock (a "Strategic Transaction"). The Exchange Agreement further provides that the Subsidiary shall not sell or otherwise dispose of the Preferred Stock without the prior written agreement of the Company except in accordance with the provisions of the Certificate of Designation relating to the Preferred Stock (the "Certificate of Designation").

  The Certificate of Designation provides that the Company shall have the right to require the holder of the Preferred Stock to sell to the Company the Preferred Stock held by such holder (the "Redemption Right"). The Redemption Right may be exercised by the Company, without prior notice, one time in the aggregate, in full, but not in part, upon the earlier of (i) the completion by the Company of a Strategic Transaction or (ii) December 31, 2000. The purchase price payable with respect to a redemption of the Preferred Stock shall equal:
(i) the greater of (a) Twenty-Five Cents ($0.25) or (b) fifty percent (50%) of the per share valuation of the Common Stock at which the Strategic Transaction is consummated as determined by the Board in its reasonable discretion if payment is made in the form of (x) a bank treasurer's check or bank cashier's check, (y) a wire transfer of immediately available funds to an account specified by the holder or (z) if the Note Conditions (as defined below) are met, by the delivery of a promissory note of the Company or its successor pursuant to a Strategic Transaction in the form provided in the Certificate of Designation or (ii) the greater of (a) Twenty-Five Cents ($0.25) or (b) seventy-five (75%) of the per share valuation of the Common Stock at which the Strategic Transaction is consummated as determined by the Board in its reasonable discretion if the Note Conditions are not met, by the delivery of a one-year promissory note of the Company or its successor pursuant to a Strategic Transaction in the form provided for in the Certificate of Designation. Pursuant to the terms of the Merger Agreement, the Preferred Stock will be redeemed for an aggregate of $3,820,244 in cash upon Completion of the Offer.

(3) On August 31, 1999, 857 Shares (after giving effect to the Reverse Stock Split) were issued to Steven Cotton, a consultant with the Company, in lieu of payment, under the terms of a Retainer Agreement and Subscription Agreement entered into between the Company and Mr. Cotton in March 1999.

(4) On August 31, 1999, 5,605 Shares (after giving effect to the Reverse Stock Split) were issued to certain employees of the Company, at a price of $2.975 per Share, who purchased such Shares pursuant to the Company's Employee Stock Purchase Plan (including 1,634 Shares, after giving effect to the Reverse Stock Split, purchased by Mr. Maunder).

  Other than the transactions described herein, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he, she or it has sole dispositive power as of the Expiration Date. Certain senior executives of the Company have entered into Shareholder Agreements with Parent and Purchaser pursuant to which such executives have agreed to tender Shares beneficially owned by them into the Offer. Reference is made to Items 2 and 3 above.

Item 7. Certain Negotiations and Transactions by Subject Company.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) None

Item 8. Additional Information to be Furnished.

  (a) The Information Statement attached hereto as Annex II and incorporated herein by reference is being furnished to the Company's stockholders in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in Item 3.

  (b) Section 203 of the DGCL

  Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law whose stock is publicly traded, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder").
Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stockholder Agreements, for the purposes of Section 203 of the DGCL; therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

Item 9. Material to be Filed as Exhibits.

 Exhibit 1 Agreement and Plan of Merger, dated as of October 19, 1999, by and among EDB Business Partner ASA, EDB 4tel Acquisition Corp. and
            Telesciences, Inc. (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K filed on October 20, 1999).

 Exhibit 2  Escrow Agreement, dated as of October 19, 1999, by and among
            Telesciences, Inc., EDB Business Partner ASA, EDB 4tel Acquisition
            Corp. and First Union National Bank (incorporated by reference to
            Annex B to Exhibit 2 to the Company's Current Report on Form 8-K filed on October 20, 1999).

 Exhibit 3  Shareholder Agreement, dated as of October 19, 1999, by EDB
            Business Partner ASA, EDB 4tel Acquisition Corp. and Frances
            Penfold.

 Exhibit 4  Shareholder Agreement, dated as of October 19, 1999, by EDB
            Business Partner ASA, EDB 4tel Acquisition Corp. and Michael Moore.

 Exhibit 5  Confidentiality Letter executed by EDB 4tel, a division of EDB
            Business Partner ASA, dated August 26, 1999.

 Exhibit 6  Form of Option Agreement between Telesciences, Inc. and Option
            Holders.

 Exhibit 7  Employment Agreement, between Securicor Telesciences Inc. and
            Andrew Philip Maunder dated July 1, 1994 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-
            1, File No. 333-25439).

 Exhibit 8  Amendment, dated October 19, 1999, to Employment Agreement, between
            Telesciences, Inc. and Andrew Philip Maunder dated July 1, 1994.

 Exhibit 9  Employment Agreement, between Securicor Telesciences Inc. and
            William J. Rahe, Jr., dated February 15, 1995 (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, File No. 333-25439).

 Exhibit 10 Severance Agreement and General Release dated February 12, 1999, between the Company and William J. Rahe.

 Exhibit 11 Employment Agreement between the Company and Michael L. Moore, dated May 15, 1998 (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended
            September 30, 1998).

 Exhibit 12 Employment Agreement between the Company and Frances Penfold, dated
            May 15, 1998 (incorporated by reference to Exhibit 10.5 to the
            Company's Annual Report on Form 10-K for the fiscal year ended
            September 30, 1998).

 Exhibit 13 Consultant Agreement between the Company and C. Thomas Faulders
            III, dated July 23, 1998 (incorporated by reference to the Company's Quarterly Report of Form 10-Q for the quarter ended June
            30, 1998).

 Exhibit 14 Employment Agreement between the Company and Greg R. Fegley, dated
            April 1, 1999.

 Exhibit 15 Exchange Agreement entered into as of September 30, 1999, by and among the Company, Security Services plc and Securicor
            Communications Limited (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on October 14,
            1999).

 Exhibit 16 Press Release issued by Telesciences, Inc., dated October 19, 1999
            (incorporated by reference to Exhibit 99 to the Company's Current
            Report on Form 8-K filed on October 20, 1999).

 Exhibit 17 Letter to Stockholders of Telesciences, Inc., dated November 1,
            1999.*

 Exhibit 18 Opinion of Brooks, Houghton Securities, Inc. dated October 19,
            1999.**

--------
* Included in copies of the Schedule 14D-9 mailed to stockholders. ** Included as Annex I to the Schedule 14D-9.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TELESCIENCES, INC.

                                          By: /s/ Andrew P. Maunder
                                             ---------------------------------
                                             Andrew P. Maunder
                                             President, Chief Executive
                                             Officer

Dated: November 1, 1999

                                                                        Annex I

[LOGO]
BROOKS, HOUGHTON SECURITIES, INC.

444 Madison Avenue . 25th Floor . New York, NY 10022 . Telephone: 212-753-1991
 . Facsimile: 212-753-7730
-------------------------------------------------------------------------------

                                                               October 19, 1999

The Board of Directors
Telesciences, Inc.
4000 Midlantic Drive
Mount Laurel, NJ 08054

Members of the Board:

  Brooks, Houghton Securities, Inc. and Brooks, Houghton & Company, Inc. (collectively "BHC") have acted as financial advisor to Telesciences, Inc. (the "Company") in connection with the proposed merger of the Company and EDB Business Partner ASA ("Parent") pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated October 19, 1999, among the Company, Parent, and EDB 4Tel Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), which provides, among other things, for Parent to commence a tender offer (the "Tender Offer") to the shareholders of the Company for all outstanding shares of common stock, par value $0.04 per share, of the Company ("Company Common Stock") for $8.79 in cash (the "Consideration") and for the subsequent merger of Purchaser with and into the Company (the "Merger"), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Merger Agreement, as a result of the Merger, all outstanding Company Common Stock not owned directly or indirectly by Parent or the Company will be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

  You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration to be paid to the Company's common shareholders (the "Common Shareholders").

  In connection with our role as financial advisor to the Company, and in arriving at our opinion, we have, among other things (i) reviewed and considered the competitive, publicly announced sale process which lead to the proposed Merger; (ii) reviewed the Merger Agreement and certain related documents and discussed with Company management the terms of the Merger Agreement; (iii) reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and other information furnished to Parent by the Company; (iv) held discussions with members of the senior management of the Company regarding the business, operations, historical results and future prospects of the Company; (v) reviewed the reported prices and trading activity for Company Common Stock;
(vi) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded and reviewed the financial terms of certain recent business combinations; and (vii) performed such other studies and analyses and considered such other factors as we deemed appropriate.

  We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have assumed and relied upon the accuracy and completeness of all such information. In addition, we have not conducted a physical inspection of any of the properties or assets, and have not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company. With respect to the financial forecasts and projections made available to us and used in our analyses, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company, as the case may be, as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economics, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  For purposes of rendering our opinion, we have assumed that, in all respects material to our analysis, the representations and warranties of the Company, Purchaser and Parent contained in the Merger Agreement are true and correct, and that the Company, Purchaser and Parent will each perform all of the covenants and agreements to be performed by it under the Merger Agreement. We have also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either the Company or Parent is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on the Company or Parent or materially reduce the contemplated benefits of the Merger to the Common Shareholders.

  This opinion is addressed to, and for the use and benefit of, the Board of Directors of the Company, and is not a recommendation to the stockholders of the Company to tender their shares pursuant to the Tender Offer or to vote in favor of the Merger. This Opinion is limited to the fairness, from a financial point of view, to the Common Shareholders of the Consideration, and we express no opinion as to the merits of the underlying decision by the Company to enter into the Merger Agreement or engage in the Merger.

  BHC will be paid a fee for its services as financial advisor to the Company in connection with the Merger, a substantial portion of which is contingent upon consummation of the Merger. BHC does not hold or trade in the equity securities of Telesciences or any of their respective affiliates.

  Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Common Shareholders.

                                            Very truly yours,

                                            /s/ Brooks, Houghton Securities,
                                            Inc.

                                            Brooks Houghton Securities, Inc.

                                                                       Annex II

                              TELESCIENCES, INC.
                             4000 Midlantic Drive
                      Mount Laurel, New Jersey 08054-5476

                               ----------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14F-1 THEREUNDER

                               ----------------

     No Vote Or Other Action Of The Company's Stockholders Is Required In
                                Connection With
    This Information Statement. No Proxies Are Being Solicited And You Are
                               Requested Not To
                           Send The Company A Proxy.

                               ----------------

  This Information Statement is being mailed on or about November 1, 1999 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Telesciences, Inc. (the "Company") to the holders of record of shares of common stock, par value $.04 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by EDB 4tel Acquisition Corp. ("Purchaser") to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein have the meaning set forth in the Schedule 14D-9.

  On October 19, 1999, the Company, Purchaser and EDB Business Partner ASA ("Parent") entered into the Merger Agreement in accordance with the terms and subject to the conditions of which (1) Parent caused Purchaser to commence the Offer for any and all outstanding Shares at a price of $8.79 per Share, net to the seller in cash, without interest thereon, and (2) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, and the redemption of the Company's Series A Preferred Stock in accordance with its terms and the terms of the Merger Agreement, the Company would become a wholly owned subsidiary of Parent. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on November 22, 1999, unless the Offer is extended in accordance with the Merger Agreement and applicable law.

  The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Purchaser shall be entitled to designate directors (the "Purchaser Designees") on the Board as will give Purchaser representation proportionate to its ownership interest plus one. The Company has agreed either to increase the size of the Board or secure the resignation of such number of directors as is necessary to enable the Purchaser Designees to be elected or appointed to the Board and to cause the Purchaser Designees to be so elected or appointed. In addition, the Company has agreed to use its reasonable efforts to cause the Purchaser Designees to constitute the same percentage as is on the Board of (i) each committee of the Board (other than any committee of the Independent Directors (as defined below)), (ii) each board of directors of each subsidiary of the Company designated by Purchaser and (iii) each committee of each such board.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

  The information contained in this Information Statement (including the information incorporated by reference) concerning Parent, Purchaser and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

  As of October 19, 1999 there were 1,044,631 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote. As of October 19, 1999, there were 3,476,900 shares of Series A Preferred Stock of the Company (the "Preferred Stock") outstanding. The Preferred Stock is not entitled to any voting rights, except as required by law. The Preferred Stock will be redeemed by the Company in accordance with the terms of the Certificate of Designation at or about the time of the purchase of Shares in accordance with the Offer. The Board currently consists of six members.

  Prior to September 30, 1999, Security Services plc ("Security Services") beneficially owned, through its subsidiary, Securicor Communications Limited (the "Subsidiary"), 45.4% of the Common Stock. On September 30, 1999, Security Services and the Subsidiary entered into an Exchange Agreement with the Company whereby the Subsidiary exchanged 3,476,900 shares of Common Stock for an equal number of shares of the Preferred Stock. As a result of the transaction, Security Services no longer beneficially owns any shares of Common Stock.

             RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

  The Merger Agreement provides that promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number plus one, on the Board equal to the product of (1) the total number of directors on the Board (giving effect to the directors designated by Purchaser) and (2) the percentage that such number of Shares so purchased bears to the total number of issued and outstanding Shares then beneficially owned by Purchaser, but not less than a majority, subject to compliance with Section 14(f) of the Exchange Act. In addition, the Merger Agreement provides that the Company will use its reasonable efforts to cause individuals designated by Purchaser to constitute the same percentage as is on the Board of (1) each committee of the Board (other than any committee of the Independent Directors), (2) each board of directors of each subsidiary of the Company designated by Purchaser and (iii) each committee of such Board. However, until the Effective Time, the Board will continue to have at least two directors who are neither officers of Parent nor designees, stockholders or affiliates of Parent or Parent's affiliates (each, an "Independent Director"). If the number of Independent Directors shall be reduced below two for any reason, any remaining Independent Director shall be entitled to designate a person to fill the vacancy who meets the eligibility requirements for Independent Directors. If no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be current or former officers of affiliates of Parent or any of Parent's affiliates, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. The Company has agreed either to increase the size of the Board or secure the resignation of such number of directors as is necessary to enable the Purchaser Designees to be elected to the Board and to cause the Purchaser Designees to be so elected.

  Purchaser has informed the Company that it will choose the initial Purchaser Designees from the persons listed below. With respect to the Purchaser Designees, the following table, prepared from information furnished to the Company by Parent, sets forth the name, occupation and age of each such Purchaser Designee. Parent has informed the Company that each of the Purchaser Designees listed below has consented to act as a director, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1.

  Purchaser has advised the Company that none of the Purchaser Designees (i) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws, (ii) is currently a director of, or holds any position with, the Company, (iii) has a familial relationship with any directors or executive officers of the Company or (iv) to the best of Purchaser's knowledge, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by Purchaser that, to the best of Purchaser's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

  It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than November 22, 1999, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

  Name and Principal
 Business Address (1) Age          Principal Occupation or Employment, Material Positions Held During the Past 5 Years
 -------------------- ---  ----------------------------------------------------------------------------------------------------
 Asbjorn Eide(2)       39  Mr. Eide has served as President and a director of Purchaser since its inception in October 1999.
                           Since May 1998, he has served as President of EDB 4tel AS, a Norwegian limited company, and its successor, EDB 4tel, a division of Parent (collectively, "4tel"). From January 1997 to January 1998, he served as Executive Vice President of the Product Division and member of the Executive Committee of Telenor Bedrift, a Norwegian limited company. From January 1996 to December 1996, Mr. Eide served as Vice President of Telenor Bedrift, and Chairman of Telenor Dolphin, Telenor Infomedica, Ephorma
                           AS, formerly known as Telenor Allianse and Telenor Ergosoft, all of which are Norwegian limited companies and subsidiaries of Parent. From March 1994 until December 1995, he served as President of
                           Telenor Dolphin.
 Arnhild Schia(2)      36  Ms. Schia has served as the Vice President and Secretary of Purchaser since its inception in October
                           1999. Since January 1999, she has served as Executive Vice President of 4tel. From May 1998 to
                           January 1999, Ms. Schia served as Vice President of Marketing of 4tel. From January 1994 to May
                           1998, she served as Director of the Information Technology division of Telenor R&D, a division of
                           Telenor AS, a Norwegian limited company.
 Kjersti Wiklund(2)    37  Since March 1999, Ms. Wiklund has served as Vice President of Network Management of 4tel. From
                           February 1995 until March 1999, she served as Director of Strategy and Business Development of
                           Telenor Corporate AS, a Norwegian limited company.
 Kjell Lia(2)          40  Since May 1998, Kjell Lia has served as Vice President of Finance and Administration of 4tel. From
                           January 1997 until May 1998, Kjell Lia served as Vice President, Controlling & Analysis of Telenor
                           Bedrift, a Norwegian limited company. From January 1994 until December 1996, Kjell Lia served as
                           Group Controller, Operations of Nycomed Pharma AS, a limited company.

--------
(1) No designee is a director of any other company which has a class of securities registered pursuant to Section 12 of the Exchange Act or subject to Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.
(2) The principal business address is EDB 4tel AS, Okernveien 121, P.O. Box 6798 St. Olavs plass, 0130 Oslo, Norway.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth certain information with respect to the directors and executive officers of the Company as of September 30, 1999.

      Name                        Age Positions
      ----                        --- ---------
C. Thomas Faulders...............  50 Chairman of the Board
Robert B. Kelly..................  43 Director
Sammy W. Pearson.................  54 Director
Trevor Sokell....................  58 Director
Michael G. Wilkinson.............  49 Director
Andrew P. Maunder................  42 Director, President, Chief Executive Officer and Treasurer
Frances Penfold..................  55 Vice President of Finance, Secretary
Michael L. Moore.................  43 Executive Vice President
Greg R. Fegley...................  44 Vice President Operations

  C. THOMAS FAULDERS was appointed Chairman of the Board of Directors in July 1998. Since June, 1999, Mr. Faulders has served as Chairman of the Board, President and Chief Executive Officer of LCC International, Inc., a supplier of integrated end to end infrastructure consulting services to the wireless telecommunications industry. From March 1998 to June 1999, Mr. Faulders was an independent consultant. From May 1995 to March 1998, Mr. Faulders was Executive Vice President, Treasurer and Chief Financial Officer for BDM International Inc., as well as President of its Integrated Supply Chain Solutions business unit. Mr. Faulders directed the information technology company's first and second public offerings, as well as several commercial acquisitions and subsequent merger with TRW, Inc. From 1992 to 1995, Mr. Faulders was Vice President and Chief Financial Officer for COMSAT Corporation, a global provider of satellite services and digital networking services and technology. During a seven-year tenure with MCI Communications Corporation beginning in 1985, Mr. Faulders garnered senior level experience in finance, sales and management. His last position was as a Senior Vice President in Business Marketing. Mr. Faulders began his business career in 1981 at Satellite Business Systems where he rose to the position of treasurer.

  Mr. Faulders earned an MBA from The Wharton School and graduated from the University of Virginia with a BA in Economics. A former United States Navy officer with a distinguished eight-year service record, Mr. Faulders also serves on the Board of Directors of MLC Group, Inc., James Martin & Co. and Universal Systems & Technology Corporation. Among his non-profit work, Mr. Faulders serves on the board of the Ronald Reagan Institute for Emergency Medicine at George Washington University Hospital, the Northside Hospital Advisory Board in Atlanta, and the Leukemia Society of America.

  ROBERT B. KELLY has served as a member of the Board since July 1997.
Mr. Kelly has been a partner in the Washington, DC law firm of Squire, Sanders & Dempsey, LLP since May 1998. Mr. Kelly was a principal in the Washington, DC law firm of Kelly & Povich, P.C. from October 1994 to April 1998. Mr. Kelly was a partner in the Washington DC firm of Piper & Marbury from January 1989 to March 1992, was a sole practitioner from March 1992 to February 1993 and was a principal in the firm of Kelly, Hunter, Mow & Povich, P.C. from February 1993 to October 1994. Mr. Kelly is a director of Securicor Wireless Holdings, Inc., a wholly owned subsidiary of Securicor plc, previously known as Intek Global Corporation, a wireless communications company ("Securicor Wireless").

  SAMMY W. PEARSON has been a director of the Company since October 1996. Mr. Pearson has been Area Vice President, Professional Services of Siebel Systems since March 1999 and prior to this time was Vice President of Aerospace and Defense of Baan Company from February 1998 to February 1999. From February 1994 to February 1998, Mr. Pearson was Vice President, Enterprise Solutions of Oracle Government Services, a business unit of Oracle Corporation, a provider of advanced software products, services and management solutions. From May 1992 until February 1994, Mr. Pearson was Vice President of Oracle Federal Consulting, where he managed Oracle's Federal government consulting business. From May 1991 to May 1992, Mr. Pearson was the principal of TechSales Limited, a software marketing company.

  TREVOR SOKELL has served as a director of the Company since July 1994. Mr. Sokell has been a director of Ridgeway Systems & Software, Inc., a developer of multimedia software products, since March 1998. Mr. Sokell served as the Company's President and Chief Executive Officer from July 1994 until October 1994 and served as the Company's Treasurer and Secretary from July 1994 until March 1995. From November 1996 until May 1997, Mr. Sokell was the Chairman of the Board of Directors of Securicor 3Net, Ltd., a communications company based in the United Kingdom ("3Net"). From January 1987 until November 1996, Mr. Sokell served as Managing Director of 3Net. From November 1996 until May 1997, Mr. Sokell was Chairman of Securicor Telecoms Ltd., an affiliate of Securicor plc, a multinational company based in the United Kingdom ("Securicor").

  MICHAEL G. WILKINSON has been a director of the Company since July 1994. Mr. Wilkinson has been the Finance Director of the Communications Division of Securicor since September 1992. From 1987 to September 1992, Mr. Wilkinson was Finance Director of Securicor's Business Services Division. Prior to joining Securicor in 1980, Mr. Wilkinson served as a Finance Director of RCA Limited, an electronics company based in the United Kingdom. Mr. Wilkinson is a Director of Securicor Wireless.

  ANDREW P. MAUNDER has served as the Company's President and Chief Executive Officer since October 1994 and as the Company's Treasurer since March 1995. Mr. Maunder was Chairman of the Board from August 1997 through July 1998 and has been a director of the Company since October 1996. From March 1994 until he joined the Company, Mr. Maunder served as Chief Financial Officer of Oxford Molecular Group plc, a biotechnology company based in the United Kingdom. From April 1987 until February 1994, Mr. Maunder was Finance and Operations Director of 3Net. From October 1996 to May 1997, Mr. Maunder also served as a director of Securicor 3Net, Inc. ("3Net Delaware"), which until September 1997 was a wholly-owned indirect subsidiary of Securicor. Mr. Maunder is also on the executive committee of the Computer and Communications Industry Association ("CCIA").

  FRANCES PENFOLD was appointed Vice President, Finance in September 1998, and has served as the Company's Secretary since November 1998. From May 1998 to September 1998, Ms. Penfold served as Director of Special Projects of the Company. Ms. Penfold joined the Company from Innovative Data Technology, a California corporation ("IDT"), which was acquired by the Company in May 1998. Ms. Penfold served as Chief Financial Officer of IDT since 1988 and a director since 1990. From 1985 until 1988, Ms. Penfold was IDT's Vice President of Finance. Ms. Penfold has thirty years experience in the manufacturing industry.

  MICHAEL L. MOORE was appointed Executive Vice President in June 1998. From May 1998 to June 1998, Mr. Moore served as Vice President, Business Development of the Company. Mr. Moore joined the Company from IDT, which was acquired by the Company in May 1998. Mr. Moore served as Chairman of IDT since 1997, as President and Chief Executive Officer since 1994, and as Vice President of Sales from 1985 to 1994. Previously, Mr. Moore held positions with Ampex, Applied Digital Data Systems, and NCR Corporation. Mr. Moore has over twenty years experience in telecommunications and extensive experience in billing mediation in international markets.

  GREG R. FEGLEY has been with the Company and its predecessor business since January 1988 and was appointed Vice President, Operations Support in October 1997. From January 1988 to September 1997, he held several positions, most recently Director, Operations. From January 1986 to December 1987, Mr. Fegley served as Marketing Manager for Northern Telecom's Spectron Division.

  The executive officers are annually elected and serve until their successors are elected and have qualified, or until resignation or removal. There are no family relationships between any of the executive officers or directors of the Company.

  There are no arrangements or understandings between any of the executive officers of the Company and other persons relating to their selection as officers.

  There have been no events under any bankruptcy act, no original proceedings, and no judgments or injunctions material to the evaluation of the ability and integrity of any director or executive officer during the past five years.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  There were 7 meetings of the Board during the fiscal year ended September 30, 1999 ("Fiscal 1999"). All of the directors attended at least 75% of the meetings of the Board and the committees thereof on which they served.

  The Board has two standing committees: the Compensation Committee and the Audit Committee. The Board does not have a nominating committee. The functions normally performed by a nominating committee are performed by the Board.

Audit Committee

  The Audit Committee, which consists of Messrs. Pearson, Wilkinson and Sokell, held one meeting during Fiscal 1999. The functions of the Audit Committee generally include reviewing with the independent auditors the scope and results of their engagement and reviewing the adequacy of the Company's internal accounting controls.

Compensation Committee

  The Compensation Committee consists of Messrs. Kelly, Pearson and Sokell. The Compensation Committee is responsible for establishing salaries, bonuses and other compensation, and granting stock options, for the Company's executive officers. The Compensation Committee held one meeting during Fiscal 1999. Compensation Committee matters generally were acted upon by the full Board.

                           COMPENSATION OF DIRECTORS

  Each of the Company's directors, other than Mr. Maunder, is entitled to receive an annual fee for his service on the Board. Until June 30, 1999, Mr. Faulders, Chairman of the Board, received an annual fee of $75,000, which included fees to which he was entitled pursuant to his Consultant Agreement with the Company. In April 1999, Mr. Faulders and the Company agreed to reduce the consultant fees to $37,500 and in July 1999, Mr. Faulders and the Company agreed to cease all payments under the Consultant Agreement. Messrs. Pearson, Sokell, Wilkinson and Kelly each received an annual fee of $20,000 until March 30, 1999, when the fees were reduced to $10,000 per annum. In addition, each director is entitled to reimbursement of travel and other expenses incurred in connection with his service as a director. Pursuant to employment arrangements between Securicor and Mr. Wilkinson, his director's fee is paid to Securicor. Mr. Faulders has been granted options to purchase 6,250 shares of Common Stock (after giving effect to the Reverse Stock Split) under the Company's 1997 Stock Incentive Plan (the "Plan"). Messrs. Pearson and Sokell have each been granted options to purchase 3,750 shares of Common Stock and Messrs. Kelly and Wilkinson have each been granted options to purchase 2,500 shares of Common Stock (after giving effect to the Reverse Stock Split) under the Plan.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  From July 1994 to March 1995, Mr. Sokell served as an executive officer of the Company. In addition, from January 1987 until he ended his employment relationship with Securicor in June 1997, Mr. Sokell served in senior management positions with 3Net, first as Managing Director and then as Chairman of its Board of Directors.

  Mr. Kelly and Mr. Wilkinson serve as directors of Securicor Wireless, previously an affiliate of Securicor and now a wholly owned subsidiary. Mr. Kelly also acts as Securicor Wireless' telecommunications counsel.

             CERTAIN OTHER RELATIONSHIPS AND RELATED TRANSACTIONS

  Prior to September 30, 1999, Security Services beneficially owned, through its Subsidiary, 45.4% of the Common Stock. On September 30, 1999, Security Services and the Subsidiary entered into an Exchange Agreement with the Company whereby the Subsidiary exchanged 3,476,900 shares of Common Stock for an equal number of shares of the Preferred Stock. As a result of the transaction, Security Services no longer beneficially owns any shares of Common Stock. In connection therewith, the Subsidiary also delivered and executed an irrevocable proxy to vote in favor of an amendment to the Company's Certificate of Incorporation to effect the Reverse Stock Split. In addition, Security Services agreed to maintain the validity of a letter of credit which it previously issued securing the Company's obligations under its bank credit facility upon the terms and conditions as are currently operative (except that the amount of the letter of credit may be reduced from $3.0 million to $2.0 million after June 30, 2000) until the earlier of December 31, 2000 or the completion of a Strategic Transaction. The Exchange Agreement further provides that the Subsidiary shall not sell or otherwise dispose of the Preferred Stock without the prior written agreement of the Company except in accordance with the provisions of the Certificate of Designation.

  The Certificate of Designation provides that the Company shall have the right to require the holder of the Preferred Stock to sell to the Company the Preferred Stock held by such holder (the "Redemption Right"). The Redemption Right may be exercised by the Company, without prior notice, one time in the aggregate, in full, but not in part, upon the earlier of (i) the completion by the Company of a Strategic Transaction or (ii) December 31, 2000. The purchase price payable with respect to a redemption of the Preferred Stock shall equal:
(i) the greater of (a) Twenty-Five Cents ($0.25) or (b) fifty percent (50%) of the per share valuation of the Common Stock at which the Strategic Transaction is consummated as determined by the Board in its reasonable discretion if payment is made in the form of (x) a bank treasurer's check or bank cashier's check, (y) a wire transfer of immediately available funds to an account specified by the holder or (z) if the Note Conditions (as defined below) are met, by the delivery of a promissory note of the Company or its successor pursuant to a Strategic Transaction in the form provided in the Certificate of Designation or (ii) the greater of (a) Twenty-Five Cents ($0.25) or (b) seventy-five (75%) of the per share valuation of the Common Stock at which the Strategic Transaction is consummated as determined by the Board in its reasonable discretion if the Note Conditions are not met, by the delivery of a one-year promissory note of the Company or its successor pursuant to a Strategic Transaction in the form provided for in the Certificate of Designation. Pursuant to the terms of the Merger Agreement, the Preferred Stock will be redeemed for an aggregate of $3,820,244 in cash upon Completion of the Offer.

  Prior to the completion of the Company's initial public offering (the "Offering"), the Company operated as an indirect wholly-owned subsidiary of Securicor and was a member of the Telecoms Sector of the Communications Division of Securicor. Accordingly, Securicor assessed the Company intercompany charges related to group and divisional costs and sales and marketing activities. These charges were based on Securicor's estimate of its total relevant costs for the applicable fiscal year, allocated pro rata based on estimated revenues of each applicable business unit. Upon completion of the Offering, the Company was no longer liable to Securicor for any group or divisional charges. In May 1997, the Company and Securicor entered into an agreement pursuant to which Securicor provided international sales and marketing services to the Company. The Company no longer obtains services pursuant to this Agreement. Accordingly, there were no charges from Securicor for these services during Fiscal 1999.

  Prior to the completion of the Offering, Securicor, from time to time, advanced funds to the Company to meet the Company's needs for working capital and for other corporate purposes. Such advances were treated as indebtedness of the Company to Securicor, a portion of which bore interest at varying rates ranging from a low of 6.25% per annum to a high of 7.75% per annum. In July 1997, the Company used proceeds of the Offering to repay $22.9 million in Company borrowings from Securicor. At September 30, 1999, the balance of indebtedness to Securicor was $45,700 which represented payments made on the Company's behalf to one of the Company's United Kingdom employees and fees payable with respect to Michael Wilkinson's service as a director of the Company.

          SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

  The table below sets forth certain information, as of October 15, 1999 regarding the holdings of Common Stock and Preferred Stock of (i) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock and Preferred Stock, (ii) each director of the Company, (iii) the Company's Chief Executive Officer and each of the Company's other "Named Executive Officers," as defined in Item 402(a)(3) of Regulation S-K promulgated by the Securities and Exchange Commission (the "Commission") (collectively with the Company's Chief Executive Officer, the "Named Executive Officers") and (iv) all directors and executive officers of the Company as a group. Unless otherwise specified, the named beneficial owner has sole voting and investment power. The information in the table below was furnished by the persons listed, and constitutes beneficial ownership as defined in regulations of the Commission. Shares issuable pursuant to the exercise of stock options are included in the table below if such options are currently exercisable or exercisable by December 15, 1999.

                                  COMMON STOCK             PREFERRED STOCK
                           -------------------------- -------------------------
                                          Percent of              Percent of
                                         Outstanding              Outstanding
  Name and Addresses of      Number of     Share of    Number      Share of
    Beneficial Owners      Shares (3)(4) Common Stock of Shares Preferred Stock
  ---------------------    ------------- ------------ --------- ---------------
Securicor Communications
 Limited (1).............          -0-        -0-     3,476,900       100%
Dale A. Spencer(2).......       52,747       5.05%          -0-       -0-
Michael L. Moore.........      110,259      10.55%          -0-       -0-
Frances Penfold..........      103,253       9.88%          -0-       -0-
C. Thomas Faulders, III..       14,416          *           -0-       -0-
Andrew P. Maunder........       13,169          *           -0-       -0-
Sammy W. Pearson.........        5,125          *           -0-       -0-
Trevor Sokell............        4,000          *           -0-       -0-
Michael G. Wilkinson(1)..        1,666          *           -0-       -0-
Robert B. Kelly..........        1,666          *           -0-       -0-
Greg R. Fegley...........        5,604          *           -0-       -0-
William J. Rahe, Jr.
 (5).....................        6,692          *           -0-       -0-
All directors and
 executive officers as a
 group (9 persons).......    259,158(5)         *           -0-       -0-

--------
*  Less than one percent.
(1) The address of Securicor Communications Limited ("Securicor Communications") is Sutton Park House, 15 Carshalton Road, Sutton Surrey, United Kingdom. Mr. Wilkinson, a director of the Company, may be deemed to own beneficially the shares of Preferred Stock owned by Securicor Communications by virtue of his role as director of Securicor Communications. Mr. Wilkinson disclaims beneficial ownership of these shares. Securicor Communications is an indirect wholly-owned subsidiary of Securicor.
(2) Mr. Spencer's address is 3501 Waterfall Drive, Sparks, Nevada 89434
(3) Shares issuable upon the exercise of options to purchase the Common Stock:
    Mr. Moore 9,499; Ms. Penfold 7,291; Mr. Faulders 4,166; Mr. Maunder 8,749; Mr. Pearson 2,500; Mr. Sokell 2,500; Mr. Wilkinson 1,666; Mr. Kelly 1,666; Mr. Fegley 5,604; and Mr. Rahe 5,000.
(4) Reflects number of Shares after giving effect to the Reverse Stock Split.
(5) Mr. Rahe's employment with the Company terminated on February 12, 1999. The amount of Shares held by him is not included in the number of Shares held by all directors and executive officers as a group.

                            EXECUTIVE COMPENSATION

Summary

  The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Named Executive Officers for the years ended September 30, 1999, 1998 and 1997.

                          Summary Compensation Table

                                                          Long-Term
                               Annual Compensation       Compensation
                             --------------------------- ------------
                                                          Securities
                                                Bonus/    Underlying        All Other
Name and Principal Position  Year  Salary     Commission   Options       Compensation(4)
---------------------------  ---- --------    ---------- ------------    ---------------
Andrew P. Maunder ......     1999 $199,719      $    0      16,250(1)        $5,139
 President, Chief
 Executive Officer           1998  202,308      18,000      10,000(1)(2)      8,783
                             1997  175,252       6,000      13,333(1)(2)      5,423

Frances Penfold ........     1999  113,750       5,000       1,875(1)        14,175
 Vice President,
 Finance, Secretary          1998   28,077           0      10,000(1)(2)          0

Michael L. Moore .......     1999  140,000       4,072           0            9,570
 Executive Vice
 President                   1998   52,000           0      14,250(1)(2)          0

Greg R. Fegley .........     1999  113,253       3,652      14,375(1)         3,324
 Vice President,
 Operations Support          1998  104,240       5,025       6,219(1)(2)      4,097
                             1997   93,455           0       3,831(1)(2)      3,505

William J. Rahe,
 Jr.(3).................     1999  171,658(5)    4,356           0            2,318
 Executive Vice
 President, Engineering      1998  151,283      17,340      30,000(1)(2)      6,685
 and Product Management      1997  139,475      12,282      27,560(1)(2)      5,592

--------
(1) Consists of options to purchase the Common Stock granted pursuant to the Plan after giving effect to the Reverse Stock Split.
(2) Options granted in fiscal 1997 were repriced in January 1998. After the repricing and after giving effect to the Reverse Stock Split, the options held by the Named Executive Officers became exercisable at a price of $22.00 per share in July 1999 and cannot be exercised unless on the date of exercise the closing market price of the Common Stock equals or exceeds $36.00 per share. The repricing of the options was accomplished by means of canceling outstanding options and issuing new options on the revised terms.
(3) Mr. Rahe's employment with the Company terminated on February 12, 1999.
(4) Includes amounts paid by the Company with respect to life insurance premiums for the benefit of the Named Executive Officers and Company contributions to the 401(k) accounts of such officers as follows: (i) Mr.
    Maunder: $5,127, $8,487 and $4,665 in 401(k) contributions in fiscal 1997, 1998 and 1999, respectively, and $296, $296 and $474 for life insurance premiums in each of fiscal 1997, 1998 and 1999, respectively; (ii) Mr.
    Rahe: $5,320, $6,323 and $2,130 in 401(k) contributions in fiscal 1997, 1998 and 1999, respectively, and $362, $362 and $188 in insurance premiums in fiscal 1997, 1998 and 1999, respectively; (iii) Mr. Fegley: $3,505, $4,097 and $3,324 in 401(k) contributions in fiscal 1997, 1998 and 1999, respectively; (iv) Mr. Moore: $2,625 in 401(k) contributions, $2,620 for life insurance premiums and $4,325 in long term disability premiums in fiscal 1999; and (v) Ms. Penfold: $2,156 in 401(k) contributions, $4,521 for life insurance premiums and $7,498 in long term disability premiums in fiscal 1999. Excludes any amounts based upon Mr. Maunder's right to sell to Securicor (at a price based on operating results in fiscal 1996 of certain Securicor businesses) shares of 3Net previously held by him that he acquired prior to his service with the Company.
(5) Includes $101,250 of severance payments made to Mr. Rahe in connection with the termination of his employment with the Company.

Employment Agreements

  For a summary of the employment agreements entered into between the Company and each of its executive officers, See Item 3(b) of the Schedule 14D-9 to which this Information Statements is attached, which Item 3(b) is incorporated herein by reference.

1997 Stock Incentive Plan

  Under the Plan, a variety of awards, including stock options, stock appreciation rights and restricted and unrestricted stock grants may be made to the Company's employees, officers, consultants and advisors who are expected to contribute to the Company's future growth and success. The Company initially reserved 450,000 shares of Common Stock for issuance under the Plan. On May 12, 1998, the Board amended the Plan to increase the number of shares authorized for issuance under the Plan from 450,000 to 1,050,000, and on December 18, 1998, the Board further amended the Plan to authorize the issuance of 2,000,000 shares of Common Stock. Both amendments were subsequently approved by the Company's stockholders. After giving effect to the Reverse Stock Split, there are 500,000 shares reserved for issuance under the Plan. The Compensation Committee administers the Plan and determines the price and other terms upon which awards shall be made. Stock options may be granted either in the form of incentive stock options or non-qualified stock options. The option exercise price of incentive stock options may not be less than the fair market value of the Common Stock on the date of the grant.

  Grants under this Plan may consist of stock options; stock appreciation rights, which represent rights to receive any excess in value of shares of Common Stock over the exercise price; restricted stock awards, which entitle recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or a part of such shares at their purchase price in the event that the conditions specified in the award are not satisfied; or unrestricted stock awards, which represent grants of shares to participants free of any restrictions under the Plan. Options or other awards that are granted under the Plan but expire unexercised are available for future grants. Under the terms of the Plan, the Company may not grant options to purchase in excess of 75,000 shares of Common Stock to any one grantee during any fiscal year.

Employee Stock Purchase Plan

  In July 1997, the Board adopted an Employee Stock Purchase Plan (the "Stock Purchase Plan") pursuant to which the Company's employees are permitted to purchase an aggregate of up to 75,000 shares of Common Stock (after giving effect to the Reverse Stock Split). The employee's purchase price is the lower of (a) 85% of the fair market value of a share of the Common Stock on the first day of the Purchase Period (as defined) and (b) 85% of the fair market value of a share of the Common Stock on the last day of the Purchase Period. The Stock Purchase Plan is being terminated pursuant to the terms of the Merger Agreement.

Option Grants in Fiscal 1999

  The following table shows the number of options (after giving effect to the Reverse Stock Split) granted to the Company's Named Executive Officers during Fiscal 1999:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                          Potentially
                                                                          Realizable
                                                                           Value At
                                                                         Assumed Rates
                                                                        of Stock Price
                                                                         Appreciation
                                                                          for Option
                                       Individual Grants                    Term(1)
                         ---------------------------------------------- ---------------
                         Number of    % of Total
                         Securities    Options                           At 5%  At 10%
                         Underlying   Granted to   Exercise             Annual  Annual
                          Options     Employees    Price per Expiration Growth  Growth
          Name            Granted   In Fiscal Year   Share      Date     Rate    Rate
          ----           ---------- -------------- --------- ---------- ------- -------
Andrew P. Maunder.......    6,250        3.99%      $5.375     3/23/09  $27,513 $69,727
                           10,000        6.38%      $ 3.75     6/22/09  $23,584 $59,775
Frances Penfold.........    1,875        1.20%      $ 7.00    12/15/08  $ 8,254 $20,918
Greg R. Fegley..........    1,875        1.20%      $ 7.00    12/15/08  $ 8,254 $20,918
                            2,500        1.60%      $5.375     3/23/09  $ 8,451 $21,419
                           10,000        6.38%      $ 3.75     6/22/09  $23,584 $59,775

--------
(1) The potential realizable values are based on an assumption that the stock price of the Shares appreciate at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code of 1986, as amended, and any applicable state laws, or option provisions providing for termination of an option following termination of employment, nontransferability, or vesting over periods of up to five years. These amounts are calculated based on the requirements promulgated by the Commission and do not reflect the Company's estimate of future growth of the price of the Shares.

Fiscal Year-End Option/SAR Values

  During 1999, none of the Named Executive Officers exercised any stock options. The table below sets forth certain information for Fiscal 1999 concerning unexercised options held by each of the Named Executive Officers (after giving effect to the Reverse Stock Split) as of September 30, 1999.

            AGGREGATED COMPANY OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                            Shares                         Number of
                           Acquired                  Securities Underlying     Value of Unexercised
                              on         Value      Unexercised Options at    In-The-Money Options at
                         Exercise (#) Realized ($)    Fiscal Year End (#)      Fiscal Year End($)(1)
                         ------------ ------------ ------------------------- -------------------------
          NAME                                     Exercisable Unexercisable Exercisable Unexercisable
          ----                                     ----------- ------------- ----------- -------------
Andrew P. Maunder.......     -0-          -0-         8,749       30,834         -0-          -0-
Frances Penfold.........     -0-          -0-         7,291        4,584         -0-          -0-
Greg R. Fegley..........     -0-          -0-         5,604       18,821         -0-          -0-
Michael L. Moore........     -0-          -0-         9,499        4,751         -0-          -0-
William J. Rahe,
 Jr.(2).................     -0-          -0-         4,999        9,391         -0-          -0-

--------
(1) The price of the Shares as reported on the Nasdaq SmallCap Market at September 30, 1999 was $1.875 per share (after giving effect to the Reverse Stock Split). The exercise price of the options granted in Fiscal 1999 to the Named Executive Officers were as follows after giving effect to the Reverse Stock Split: (1) $7.50 (Ms. Penfold and Mr. Fegley--1,875 options each), (2) $5.375 (Mr. Maunder--6,250 options; Mr. Fegley--2,500 options) and (3) $3.75 (Mr. Maunder and Mr. Fegley--10,000 options each).
(2) Mr. Rahe's employment with the Company terminated on February 12, 1999.

           AGGREGATED SECURICOR OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                            Shares                         Number of
                           Acquired                  Securities Underlying     Value of Unexercised
                              on         Value        Unexercised Options      In-The-Money Options
                         Exercise (#) Realized ($)    at Fiscal Year End     at Fiscal Year End($)(1)
                         ------------ ------------ ------------------------- -------------------------
          NAME                                     Exercisable Unexercisable Exercisable Unexercisable
          ----                                     ----------- ------------- ----------- -------------
Andrew P. Maunder.......       -0-          -0-        -0-        48,970         -0-       $288,174
Greg R. Fegley..........       -0-          -0-        -0-        18,360         -0-       $108,043
William J. Rahe, Jr.....    18,360      103,929        -0-           -0-         -0-            -0-

--------
(1) All amounts reflect the conversion of British Pounds Sterling to U.S. Dollars at the rate of 0.60 British Pounds Sterling to one U.S. Dollar, the closing exchange rate reported by the Financial Times on September 30, 1999.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee of Telesciences, Inc. (the "Committee") is pleased to present its report on executive compensation. The report describes the underlying philosophy and objectives of the Company's executive compensation program, the various elements of the program, and the basis for the compensation determinations made by the Committee with respect to executive officers for Fiscal 1999.

Executive Compensation Philosophy and Objectives

  The fundamental philosophy of the Company is to ensure that executive compensation is linked directly to continuous improvements in corporate performance, the achievement by officers of corporate objectives which are linked to the Company's annual operating plan, and increases in long-term stockholder value.

  The compensation of the Company's top executives is established and reviewed annually by the Committee, which is comprised entirely of non-employee directors. The following guidelines have been adopted by the Committee in making its compensation decisions:

  . Providing a competitive total compensation package that enables the Company to attract and retain key executives.

  . Focusing executive behavior on fulfillment of both short and longer-term business objectives and strategies.

  . Emphasizing stockholders' interest by maintaining variable compensation opportunities directly linked to corporate performance and stock appreciation.

Compensation Program Elements for Fiscal 1999

  The Company's executive compensation is comprised of three components, as described below. Each component is intended to serve the Company's compensation philosophy and guidelines.

  Base Salary: Base salary levels are established each year through a review of the executive's performance and experience, against industry comparisons including telecommunications equipment companies and other comparable firms in the Mid-Atlantic region. The Committee believes that salaries for the Company's key executives are generally in the median range within this comparison group. The base salaries of Messrs. Maunder, Moore, Fegley and Ms. Penfold are established pursuant to employment agreements between these executives and the Company.

  Annual Incentive Compensation: The executive officers of the Company are eligible to receive annual incentive payments. The Compensation Committee generally makes these decisions in October with respect to the upcoming fiscal year. The objective of annual incentive compensation is to deliver competitive levels of total cash compensation (base salary and incentive award) when annual financial and operational accomplishments are made. The specific areas used to measure key executive performance were changed in 1999 to be based solely on the achievement in reaching the Company's goals for profitability.

  This factor was considered in evaluating the performance of the Chief Executive Officer ("CEO") and each executive officer. These performance evaluations are reviewed by the Committee for final determination of incentive awards. The performance of the CEO is evaluated by the Committee and based on the overall progress of the CEO and the Company in the specific area described above viewed retrospectively by the Committee. The Committee set actual incentive awards for Fiscal 1999 at a maximum of 50% of base salary for the CEO and 40% of base salary for other executive officers.

  Stock Option Programs: The Committee strongly believes that the interests of stockholders are best served by linking executives' financial success with the Company's stock performance. Therefore, the Company maintains a stock option program pursuant to which the Committee grants stock options to executives with an exercise price equal to the fair market value on the date of grant. The target award for each executive position is based on competitive norms for awarding of stock options. Whether an individual receives more or less than his target grant is based on the result of an individual performance review which measures such individual's overall job performance.

Compensation of the CEO and Other Executive Officers

  The salary levels for certain executive officers of the Company were adjusted at various times during Fiscal 1999. The base salary of Mr. Maunder, the Company's Chief Executive Officer and President, was reduced to $191,937 in April 1999 primarily to reflect the Company's commitment to reducing costs in light of the Company's recent declines in operating results. Certain other executive officers received increases in compensation to reflect promotions or added responsibilities.

The Legislative Cap on Deductibility of Pay

  The Internal Revenue Code of 1986, as amended imposes a $1 million dollar limit on the deductibility of pay for executives. The Company's cash compensation level is far below the limit. Therefore, this legislation will not impact current pay levels.

  The Company believes that the stock options granted to their executives are exempt from the limitations of the regulation, because they are a form of "qualified performance-based compensation."

  The foregoing report has been furnished by the members of the Committee who are listed below. No member of the Committee is a current officer or employee of the Company.

  THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS:

               Robert B. Kelly  Sammy W. Pearson  Trevor Sokell

November 1, 1999

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the directors and certain officers of the Company and persons who own more than ten percent of the Common Stock to file with the Commission initial statements of beneficial ownership and statements of changes in beneficial ownership of the Common Stock. Such directors, officers and more than ten percent stockholders are required by regulation to furnish the Company with copies of all Section 16(a) statements they file.

  To the Company's knowledge, based solely on a review of the copies of such statements furnished to the Company and written representations of such directors and officers that no other statements were required, all Fiscal 1999
Section 16(a) filing requirements applicable to its directors, officers and more than ten percent stockholders were complied with, except that Michael Moore and Frances Penfold each reported one transaction of Form 4 late with respect to the return to the Company of Shares in accordance with certain post-closing adjustments provided for in the Merger Agreement between the Company and Innovative Data Technology dated May 15, 1998.

                            STOCK PERFORMANCE GRAPH

  Regular-way trading in the Shares commenced in the Nasdaq National Market on July 8, 1997. The Shares were listed on the Nasdaq National Market throughout the periods reflected below until September 27, 1999 when the Shares ceased to be listed on the Nasdaq National Market and became listed on the Nasdaq SmallCap Market. The following graph compares the Company's cumulative total stockholder return on the Shares for a 27 month period (July 8, 1997 to September 30, 1999) with the cumulative total stockholder return of the Nasdaq Composite Index and an index of peer group companies consisting of providers of billing data systems and related products and services. This peer group is one with which management believes the Company to be most aligned. The graph assumes that $100 was invested in the Common Stock and each index at July 8, 1997 and that any dividends have been reinvested.

                 COMPARISON OF 27 MONTH CUMULATIVE TOTAL RETURN
        AMONG TELESCIENCES INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
                         AND A PEER GROUP INDEX/1/
 .
                                              FISCAL YEAR ENDING
                                 ---------------------------------------------
                                 7/08/1997   9/30/1997   9/30/1998   9/30/1999
Telesciences, Inc.                 100.00       97.92       11.46        3.91
Peer Group Index                   100.00      109.44      122.73      103.42
NASDAQ Market Index                100.00      116.59      121.17      196.02
--------
(1) The Peer Group Index includes the common stock of the following companies:
    ACE*COMM Corp., CSG Systems International, Inc., ITDS, Inc., LHS Group, Inc., Lightbridge Inc. and Saville Systems plc. USCS International, Inc. is no longer a part of the Peer Index because it was acquired by UST Systems, Inc. in March 1999.

                               INDEX TO EXHIBITS

 Exhibit 1 Agreement and Plan of Merger, dated as of October 19, 1999, by and among EDB Business Partner ASA, EDB 4tel Acquisition Corp. and
            Telesciences, Inc. (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K filed on October 20, 1999).

 Exhibit 2  Escrow Agreement, dated as of October 19, 1999, by and among
            Telesciences, Inc., EDB Business Partner ASA, EDB 4tel Acquisition
            Corp. and First Union National Bank (incorporated by reference to
            Annex B to Exhibit 2 to the Company's Current Report on Form 8-K filed on October 20, 1999).

 Exhibit 3  Shareholder Agreement, dated as of October 19, 1999, by EDB
            Business Partner ASA, EDB 4tel Acquisition Corp. and Frances
            Penfold.

 Exhibit 4  Shareholder Agreement, dated as of October 19, 1999, by EDB
            Business Partner ASA, EDB 4tel Acquisition Corp. and Michael Moore.

 Exhibit 5  Confidentiality Letter executed by EDB 4tel, a division of EDB
            Business Partner ASA, dated August 26, 1999

 Exhibit 6  Form of Option Agreement between Telesciences, Inc. and Option
            Holders.

 Exhibit 7  Employment Agreement, between Securicor Telesciences Inc. and
            Andrew Philip Maunder dated July 1, 1994 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-
            1, File No. 333-25439).

 Exhibit 8  Amendment, dated October 19, 1999, to Employment Agreement, between
            Telesciences, Inc. and Andrew Philip Maunder dated July 1, 1994.

 Exhibit 9  Employment Agreement, between Securicor Telesciences Inc. and
            William J. Rahe, Jr., dated February 15, 1995 (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, File No. 333-25439).

 Exhibit 10 Severance Agreement and General Release dated February 12, 1999, between the Company and William J. Rahe.

 Exhibit 11 Employment Agreement between the Company and Michael L. Moore, dated May 15, 1998 (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended
            September 30, 1998).

 Exhibit 12 Employment Agreement between the Company and Frances Penfold, dated
            May 15, 1998 (incorporated by reference to Exhibit 10.5 to the
            Company's Annual Report on Form 10-K for the fiscal year ended
            September 30, 1998).

 Exhibit 13 Consultant Agreement between the Company and C. Thomas Faulders
            III, dated July 23, 1998 (incorporated by reference to the Company's Quarterly Report of Form 10-Q for the quarter ended June
            30, 1998).

 Exhibit 14 Employment Agreement between the Company and Greg R. Fegley, dated
            April 1, 1999.

 Exhibit 15 Exchange Agreement entered into as of September 30, 1999, by and among the Company, Security Services plc and Securicor
            Communications Limited (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on October 14,
            1999).

 Exhibit 16 Press Release issued by Telesciences, Inc., dated October 19, 1999
            (incorporated by reference to Exhibit 99 to the Company's Current
            Report on Form 8-K filed on October 20, 1999).

 Exhibit 17 Letter to Stockholders of Telesciences, Inc., dated November 1,
            1999.*

 Exhibit 18 Opinion of Brooks, Houghton & Company, Inc. dated October 19,
            1999**.

--------
* Included in copies of the Schedule 14D-9 mailed to stockholders. ** Included as Annex I to the Schedule 14D-9.